Novartis Third Quarter and Nine Months 2020

Condensed interim financial report – Supplementary Data

Novartis Global Communications

Novartis Third Quarter and Nine Months 2020
 Condensed Interim Financial Report – Supplementary Data

Novartis Third Quarter and Nine Months 2020
 Condensed Interim Financial Report – Supplementary Data

Group

Key figures [1,2]	Q3 2020	Q3 2019	% change		9M 2020	9M 2019	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales to third parties from continuing operations	12 259	12 172	1	0	35 889	35 042	2	4
Divisional operating income from continuing operations	2 393	2 595	-8	-2	7 457	7 823	-5	2
Corporate income and expense, from continuing operations, net	19	-237	nm	nm	51	-560	nm	nm
Operating income from continuing operations	2 412	2 358	2	9	7 508	7 263	3	11
As % of net sales	19.7	19.4			20.9	20.7
Income from associated companies	226	253	-11	-10	532	509	5	5
Interest expense	-209	-216	3	1	-668	-647	-3	-5
Other financial income and expense	-19	12	nm	nm	-53	56	nm	nm
Taxes	-478	-366	-31	-38	-1 347	-1 163	-16	-24
Net income from continuing operations	1 932	2 041	-5	0	5 972	6 018	-1	6
Net income from discontinued operations						4 590
Net income	1 932	2 041	-5	0	5 972	10 608	-44	-40
Basic earnings per share from continuing operations (USD)	0.85	0.90	-6	0	2.62	2.62	0	7
Basic earnings per share from discontinued operations (USD)						2.00
Basic earnings per share (USD)	0.85	0.90	-6	0	2.62	4.62	-43	-39
Cash flows from operating activities from continuing operations	3 156	4 562	-31		9 645	10 007	-4
Free cash flow from continuing operations	2 697	3 968	-32		8 349	9 449	-12

Core
Core operating income from continuing operations	4 069	3 748	9	11	11 915	10 650	12	16
As % of net sales	33.2	30.8			33.2	30.4
Core net income from continuing operations	3 467	3 212	8	10	10 124	9 119	11	15
Core net income from discontinued operations						278
Core net income	3 467	3 212	8	10	10 124	9 397	8	11
Core basic earnings per share from continuing operations (USD)	1.52	1.41	8	9	4.44	3.97	12	16
Core basic earnings per share from discontinued operations (USD)						0.12
Core basic earnings per share (USD)	1.52	1.41	8	9	4.44	4.09	9	12

nm = not meaningful

1 Continuing operations include the businesses of Innovative Medicines and Sandoz Division including the US generic oral solids and dermatology portfolio and Corporate activities and discontinued operations include the business of Alcon. See page 42 for full explanation.
2 Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 54. Unless otherwise noted, all growth rates in this Release refer to same period in prior year.

COVID-19 and ESG update
•	Overall market conditions have been recovering, though COVID-19 continues to weigh on certain therapeutic areas
•	The negative impact on demand has been most notable in dermatology, ophthalmology and Sandoz retail
•	Our operations remain stable and cash collections continue to be according to our normal trade terms, with days sales outstanding at normal levels
•	Novartis remains well positioned to meet its ongoing financial obligations and has sufficient liquidity to support our normal business activities
•
Drug development operations are continuing with manageable disruptions (please see Innovation Review section), with our range of digital technologies allowing us to proactively manage our clinical trials portfolio

•	Novartis continues to work closely with third parties to fight the COVID-19 pandemic
•	In September, we announced a collaboration with the African Union to facilitate the supply of COVID-19 related medicines
•	ESG, a key strategic priority for the Novartis Board of Directors and Executive Committee, is integrated across Novartis operations
•	Novartis focuses on four strategic ESG pillars defined as material by stakeholders: Ethical Standards, Pricing and Access, Global Health Challenges and Corporate Citizenship
•
We reinforced our ambition to be a healthcare industry leader in environmental sustainability, further strengthening already ambitious target for carbon neutrality to include our entire supply chain by 2030

•	Novartis issued the healthcare industry’s first sustainability-linked bond demonstrating its commitment to wider society
•
Recent ESG rating agencies upgrades were based on: recent settlements, strong governance including extensive ethics policies, leading programs to expand access to healthcare to people in resource-constrained settings and comprehensive employee engagement strategy relative to peers

Financials
In order to comply with International Financial Reporting Standards (IFRS), Novartis has separated the Group’s reported financial data into “continuing” and “discontinued” operations. The results of the Alcon business in 2019 are reported as discontinued operations. See page 42 and Notes 2, 3 and 10 for a full explanation.
The commentary below focuses on continuing operations including the businesses of Innovative Medicines and Sandoz, as well as the continuing Corporate functions. We also provide information on discontinued operations.
Continuing operations third quarter
Net sales
Net sales were USD 12.3 billion (+1%, 0% cc) in the third quarter driven by volume growth of 7 percentage points, offset by price erosion of 4 percentage points and the negative impact from generic competition of 3 percentage points.
Corporate income and expense, net
Corporate income and expense, which includes the cost of Group headquarter and coordination functions, amounted to an income of USD 19 million in the third quarter compared to an expense of USD

237 million in prior year, mainly driven by favorable contributions from the Novartis Venture Fund and lower restructuring costs.
Operating income
Operating income was USD 2.4 billion (+2%, +9% cc) mainly due to lower spending, improved gross margin and gains on financial assets, partly offset by higher legal charges.
Core operating income was USD 4.1 billion (+9%, +11% cc) due to lower spending and improved gross margin. Core operating income margin was 33.2% of net sales, increasing by 2.4 percentage points (+3.2 percentage points cc).
Income from associated companies
Income from associated companies decreased from USD 253 million in prior year to USD 226 million in the third quarter of 2020 driven by a lower estimated share of income from Roche Holding AG.
Core income from associated companies decreased from USD 313 million in prior year to USD 288 million in the third quarter of 2020 in line with the decrease in reported income from associated companies.
Interest expense and other financial income/expense
Interest expense amounted to USD 209 million compared to prior year interest expense of USD 216 million. Other financial income and expense amounted to a loss of USD 19 million compared to an income of USD 12 million in the prior year mainly due to lower interest income in the current period.
Taxes
The tax rate for continuing operations in the third quarter was 19.8% compared to 15.2% in the prior year. The third quarter tax rate was negatively impacted by the effect of legal charges.
Excluding the impact of the legal charges, the third quarter tax rate would have been 16.7% compared to 15.2% in the prior year. The increase from prior year was mainly the result of a change in profit mix.
The core tax rate for continuing operations was 16.0% compared to 16.4% in prior year.
Net income, EPS and free cash flow
Net income was USD 1.9 billion (-5%, 0% cc) as higher operating income was offset by a higher tax rate. EPS was USD 0.85 (-6%, 0% cc), in line with net income.
Core net income was USD 3.5 billion (+8%, +10% cc) mainly driven by growth in core operating income. Core EPS was USD 1.52 (+8%, +9% cc), in line with core net income.
Free cash flow from continuing operations amounted to USD 2.7 billion (-32%) compared to USD 4.0 billion in the prior year quarter. This decrease was due to lower cash flows from operating activities, including higher payments related to legal settlements.

Continuing operations nine months
Net sales
Net sales were USD 35.9 billion (+2%, +4% cc) in the first nine months mainly driven by Entresto, Zolgensma and Cosentyx. Volume contributed 9 percentage points to sales growth, partly offset by price erosion of 3 percentage points and the negative impact from generic competition of 2 percentage points.
Corporate income and expense, net
Corporate income and expense, which includes the cost of Group headquarter and coordination functions, amounted to an income of USD 51 million in the nine months, compared to an expense of USD 560 million in prior year, mainly driven by a favorable contribution from the Novartis Venture Fund, royalty settlement gain related to intellectual property rights, and lower restructuring costs.
Operating income
Operating income was USD 7.5 billion (+3%, +11% cc) mainly driven by sales growth, improved gross margin and lower spending, partly offset by higher amortization and lower divestment gains.
Core operating income was USD 11.9 billion (+12%, +16% cc) mainly driven by higher sales and improved gross margin. Core operating income margin was 33.2% of net sales, increasing by 2.8 percentage points (+3.6 percentage points cc).
Income from associated companies
Income from associated companies amounted to USD 532 million in the first nine months of 2020 compared to USD 509 million in the prior year.
The share of income from Roche was USD 535 million compared to USD 510 million in the prior year. The estimated income for Roche Holding AG, net of amortization, was USD 599 million compared to USD 596 million in the prior year. This was partly offset by the negative prior year true up of USD 64 million in the first quarter of 2020, compared to a negative prior year true up of USD 129 million recognized in the first quarter of 2019. In addition, a USD 43 million income from the revaluation of the deferred tax liability, recognized upon initial accounting for the Roche investment, was recorded in the first quarter of 2019, following a change in the enacted tax rate in February 2019, of the Swiss Canton Basel-Stadt, effective January 1, 2019.
Core income from associated companies in the first nine months of 2020 increased to USD 868 million compared to USD 844 million in prior year driven by a higher estimated core income contribution from Roche Holding AG. The core income contribution from Roche Holding AG increased to USD 871 million from USD 845 million in the prior year, driven by a higher estimated core income contribution from Roche for the current period. In addition a favorable prior year core income true up of USD 38 million was recorded in the first quarter of 2020, compared to a favorable true up of USD 32 million in the first quarter of 2019.
Interest expense and other financial income/expense
Interest expense increased to USD 668 million from USD 647 million in the prior year, mainly due to an increase in interest expense from discounting long term liabilities. Other financial income and expense amounted to a loss of USD 53 million compared to an income of USD 56 million in prior year mainly due to lower interest income for the current period.

Taxes

The tax rate for continuing operations in the first nine months was 18.4% compared to 16.2% in the prior year. The tax rate was negatively impacted by the effect of non-deductible legal settlement expenses and legal charges in the first nine months and the impact of Swiss tax reform in the prior year.
Excluding these impacts, the first nine months rate would have been 16.8% compared to 15.4% in the prior year. The increase from prior year was mainly the result of a change in profit mix.
The core tax rate for continuing operations was 16.0% compared to 16.4% in prior year.
Net income, EPS and free cash flow
Net income was USD 6.0 billion (-1%, +6% cc) as higher operating income was offset by a higher tax rate. EPS was USD 2.62 (0%, +7% cc), growing faster than net income and benefiting from lower weighted average number of shares outstanding.
Core net income was USD 10.1 billion (+11%, +15% cc) mainly driven by growth in core operating income. Core EPS was USD 4.44 (+12%, +16% cc), growing faster than core net income benefiting from lower weighted average number of shares outstanding.
Free cash flow from continuing operations amounted to USD 8.3 billion (-12%) compared to USD 9.4 billion in the prior year period, primarily as higher operating income adjusted for non-cash items was more than offset by payments related to legal settlements and lower divestment proceeds.
Discontinued operations
Discontinued operations include the business of Alcon and certain corporate costs directly attributable to Alcon up to the spin-off date. As the Alcon spin-off was completed on April 9, 2019, the first nine months of the prior year included three months of operating results of the divested business.
In the first nine months of 2020, there were no activities related to discontinued operations. In the first nine months of 2019, discontinued operations net sales were USD 1.8 billion, operating income amounted to USD 71 million and net income from discontinued operations was USD 4.6 billion, including the non-taxable non-cash net gain on distribution of Alcon Inc. to Novartis AG shareholders which amounted to USD 4.7 billion. For further details see Note 2 “Distribution of Alcon Inc. to Novartis AG shareholders”, Note 3 “Significant transactions – Completion of the spin-off of the Alcon business through a dividend in kind distribution to Novartis AG shareholders” and Note 10 “Discontinued operations”.
Total Group nine months
For the total Group, net income amounted to USD 6.0 billion compared to USD 10.6 billion in the prior year, including the non-taxable non-cash net gain on distribution of Alcon Inc. Basic earnings per share was USD 2.62 compared to USD 4.62 in prior year. Cash flow from operating activities for the total Group amounted to USD 9.6 billion and free cash flow to USD 8.3 billion.

Innovative Medicines

	Q3 2020	Q3 2019	% change		9M 2020	9M 2019	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	9 837	9 688	2	1	28 780	27 794	4	5
Operating income	1 998	2 404	-17	-11	6 786	7 077	-4	2
As % of net sales	20.3	24.8			23.6	25.5
Core operating income	3 525	3 300	7	9	10 433	9 528	9	13
As % of net sales	35.8	34.1			36.3	34.3

COVID-19 impacts

The pandemic continues to negatively impact demand in certain therapeutic areas, mainly in dermatology and ophthalmology. Despite this, nine months sales grew 5% (cc) with core operating income growing 13% (cc) driven by the launch uptake of Zolgensma and Piqray as well as continuing momentum on Entresto, Cosentyx, Promacta/Revolade, Kisqali, Tafinlar + Mekinist and Jakavi. Spending was lower in the second and third quarter as we implemented and embraced new ways of working, which include lower travel and meeting costs, as well as lower promotional activities.

Third quarter

Net sales
Net sales were USD 9.8 billion (+2%, +1% cc) with volume contributing 9 percentage points to growth, pricing a negative 5 percentage points and generic competition had a negative impact of 3 percentage points mainly due to Afinitor and Exjade.
In the US (USD 3.6 billion) sales were -2% versus prior year, as growth of Entresto, Cosentyx and Piqray was more than offset by generic impacts, mainly on Afinitor. In Europe (USD 3.5 billion, +8%, +5% cc) sales grew driven by continued strong performance of Entresto, Jakavi, Tafinlar + Mekinist and Kisqali. Japan sales were USD 0.6 billion (0%, -1% cc). Emerging Growth Markets grew in constant currencies (0%, +4% cc), including double digit growth in China, with the launches of Entresto and Cosentyx.
Pharmaceuticals BU sales were USD 6.1 billion (+3%, +2% cc). There was continued growth momentum from Entresto (USD 632 million, +47%, +45% cc), Zolgensma (USD 291 million, +82%, +79% cc) and Cosentyx (USD 1 012 million, +8%, +7% cc). Growth was partly offset by declines in Established Medicines and ophthalmology brands. The COVID-19 pandemic continued to negatively impact mainly ophthalmology and new patient starts in dermatology.
Oncology BU sales were broadly in line with prior year (USD 3.7 billion, 0%, -1% cc). Strong performance of Kisqali (USD 183 million, +49%, +50% cc), Promacta/Revolade (USD 442 million, +16%, +16% cc), Jakavi (USD 335 million, +20%, +18% cc), Tafinlar + Mekinist (USD 397 million, +15%, +14% cc) and Piqray (USD 83 million, +93%, +95% cc) was offset by generic competition, mainly for Afinitor and Exjade and the negative impact of the COVID-19 pandemic.
Operating income
Operating income was USD 2.0 billion (-17%, -11% cc), mainly due to higher legal provisions and higher impairments. Operating income margin was 20.3% of net sales decreasing 4.5 percentage points (-2.9 percentage points in cc).
Core adjustments were USD 1.5 billion, mainly due to USD 0.7 billion for amortization. Core adjustments increased compared to prior year mainly due to higher legal provisions and higher impairments.
Core operating income was USD 3.5 billion (+7%, +9% cc) mainly driven by COVID-19 related lower spending, productivity programs and sales growth. Core operating income margin was 35.8% of net sales, increasing 1.7 percentage points (+2.6 percentage points cc). Core gross margin was in line with prior year. Core R&D expenses as a percentage of net sales decreased by 1.2 percentage points (cc) mainly driven by productivity, portfolio prioritization and COVID-19 related spending impacts. Core SG&A expenses declined by 1.2 percentage points (cc) benefiting from COVID-19 related spending impacts. Core Other Income and Expense net increased the margin by 0.2 percentage points (cc).

Nine months

Net sales
Net sales were USD 28.8 billion (+4%, +5% cc) with volume contributing 12 percentage points to growth, pricing a negative 4 percentage points and generic competition had a negative impact of 3 percentage points. Pharmaceuticals BU grew 4% (+6% cc) driven by Entresto (USD 1.8 billion, +47%, +48% cc), Zolgensma (USD 0.7 billion), Cosentyx (USD 2.9 billion, +12%, +12% cc) and the Xiidra acquisition. This is partly offset by declines in Lucentis and other ophthalmology products, driven mainly by lower demand due to COVID-19. Oncology BU grew 2% (+4% cc) driven by Promacta/Revolade (USD 1.3 billion, +22%, +24% cc), Kisqali (USD 0.5 billion, +55%, +59% cc), Piqray (USD 0.2 billion), Tafinlar + Mekinist (USD 1.1 billion, +15%, +17% cc) and Jakavi (USD 1.0 billion, +17%, +19% cc), partially offset by generic competition for Afinitor and Exjade.
The US (USD 10.7 billion, +6%) delivered strong performance of Zolgensma, Entresto and Cosentyx. Europe sales (USD 9.8 billion, +3%, +4% cc) grew driven by Entresto, Jakavi, Kisqali and Kymriah. Japan sales were USD 1.8 billion (0%, -2% cc). Emerging Growth Markets sales grew (+3%, +9% cc), led by double digit growth in China, including the launches of Cosentyx and Entresto.
Operating income
Operating income was USD 6.8 billion (-4%, +2% cc), mainly driven by sales growth partly offset by higher amortization, lower divestment gains and higher impairments. Operating income margin was 23.6% of net sales, decreasing 1.9 percentage points (-0.7 percentage points cc).
Core adjustments were USD 3.6 billion, mainly due to USD 2.2 billion of amortization. Core adjustments increased compared to prior year mainly due to higher amortization, lower divestment gains and higher impairments.
Core operating income was USD 10.4 billion (+9%, +13% cc) mainly driven by sales growth, lower COVID-19 related spending and improved gross margin. Core operating income margin was 36.3% of net sales, increasing 2.0 percentage points (+2.7 percentage points cc). Core gross margin increased by 0.4 percentage points (cc) mainly driven by productivity. Core R&D expenses as a percentage of net sales decreased by 1.2 percentage points (cc) mainly driven by the higher net sales, productivity, portfolio prioritization and COVID-19 related spending impacts. Core SG&A expenses declined by 1.2 percentage points (cc) benefiting from COVID-19 related spending impacts. Core Other Income and Expense net decreased the margin by 0.1 percentage points (cc).

ONCOLOGY BUSINESS UNIT
	Q3 2020	Q3 2019	% change		9M 2020	9M 2019	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Tasigna	478	487	-2	-2	1 445	1 389	4	5
Promacta/Revolade	442	380	16	16	1 267	1 036	22	24
Tafinlar + Mekinist[1]	397	345	15	14	1 134	982	15	17
Sandostatin	361	388	-7	-7	1 076	1 183	-9	-8
Jakavi	335	279	20	18	963	821	17	19
Gleevec/Glivec	280	320	-13	-13	897	950	-6	-4
Afinitor/Votubia	262	400	-35	-34	824	1 174	-30	-29
Kisqali	183	123	49	50	503	325	55	59
Exjade/Jadenu	162	253	-36	-37	497	744	-33	-33
Votrient	160	198	-19	-19	488	578	-16	-14
Lutathera	119	119	0	-1	336	334	1	0
Kymriah	122	79	54	51	333	182	83	82
Piqray	83	43	93	95	236	49	nm	nm
Adakveo	35		nm	nm	71		nm	nm
Tabrecta	12		nm	nm	18		nm	nm
Other	267	301	-11	-12	806	895	-10	-9
Total Oncology business unit	3 698	3 715	0	-1	10 894	10 642	2	4
1 Majority of sales for Mekinist and Tafinlar are combination, but both can be used as monotherapy nm = not meaningful
Tasigna (USD 478 million, -2%, -2% cc) sales declined in Emerging Growth Markets, Europe and Japan. The decline was partly offset by growth in the US.
Promacta/Revolade (USD 442 million, +16%, +16% cc) grew across all regions, driven by increased use in chronic immune thrombocytopenia (ITP) and as first-line treatment for severe aplastic anemia (SAA) in the US.
Tafinlar + Mekinist (USD 397 million, +15%, +14% cc), the worldwide leader in BRAF/MEK-inhibition, continued to show strong growth driven by demand in adjuvant melanoma as well as NSCLC.
Progression-free survival (PFS) results from the Phase III COMBI-i trial presented at ESMO confirmed Tafinlar + Mekinist as the standard-of-care targeted therapy for advanced BRAF-mutated melanoma, despite the investigational study not meeting its primary endpoint.
Sandostatin (USD 361 million, -7%, -7% cc) sales declined due to ongoing competitive pressure in Europe, US and Japan. The brand also continues to be impacted by generic competition in Europe.
Jakavi (USD 335 million, +20%, +18% cc) growth was driven by strong demand in the myelofibrosis and polycythemia vera indications.
Gleevec/Glivec (USD 280 million, -13%, -13% cc) declined due to increased generic competition.
Afinitor/Votubia (USD 262 million, -35%, -34% cc) declined due to generic competition in the US, Europe and Emerging Growth Markets.
Kisqali (USD 183 million, +49%, +50% cc) continued strong growth across all geographies benefiting from the ongoing impact of positive overall survival data from two pivotal Phase III trials (MONALEESA-7 and MONALEESA-3).
Exjade/Jadenu (USD 162 million, -36%, -37% cc) declined mainly due to pressure from generic competition in the US and other regions.
Votrient (USD 160 million, -19%, -19% cc) declined due to increased competition in Europe and the US.
Lutathera (USD 119 million, 0%, -1% cc) sales were broadly in line with prior year, as the COVID-19 pandemic continued to have an impact on the brand. There are more than 360 total centers now actively treating patients. Sales from all AAA brands (including Lutathera and radiopharmaceutical diagnostic products) were USD 181 million.
Kymriah (USD 122 million, +54%, +51% cc) grew strongly in Europe, Japan and US. Coverage continues to expand, with more than 260 qualified treatment centers and 26 countries having coverage for at least one indication. At the interim analysis, the Phase II ELARA trial of Kymriah in patients with relapsed or refractory follicular lymphoma met its primary endpoint of complete response rate (CRR). The FDA granted orphan drug designation to Kymriah for the treatment of follicular lymphoma.

Piqray (USD 83 million, +93%, +95% cc) grew significantly in the US as the launch roll-out continued. Piqray in combination with fulvestrant received European Commission (EC) approval to treat HR+/HER2- advanced breast cancer with a PIK3CA mutation. Piqray is the first and only therapy specifically for the approximately 40% of HR+/HER2- advanced breast cancer patients who have a PIK3CA mutation, which is associated with poor prognosis. Piqray is now approved in 48 countries, including the US and European member states.
Adakveo (USD 35 million) US launch continues to progress well. Payer coverage decisions in the US are expanding, including published Medicaid FFS policies or confirmation of adjudicated claims in 34 states and 88% coverage among commercial plans to date.
Tabrecta (USD 12 million) US launch progressed well. Tabrecta is the first and only therapy approved by the US FDA to specifically target metastatic NSCLC with a mutation that leads to MET exon 14 skipping (METex14), as detected by an FDA-approved test.

PHARMACEUTICAL BUSINESS UNIT

IMMUNOLOGY, HEPATOLOGY and DERMATOLOGY
	Q3 2020	Q3 2019	% change		9M 2020	9M 2019	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Cosentyx	1 012	937	8	7	2 886	2 586	12	12
Ilaris	220	177	24	25	633	493	28	30
Total Immunology, Hepatology and Dermatology	1 232	1 114	11	10	3 519	3 079	14	15
Xolair sales for all indications are reported in the Respiratory franchise
Cosentyx (USD 1 012 million, +8%, +7% cc) saw continued growth across indications despite lower new patient starts across the market in dermatology and rheumatology in most geographies due to COVID-19. In July, Cosentyx received EU approval as a first-line systemic treatment for pediatric psoriasis. Approval was based on two Phase III international studies in children and adolescents aged 6 to under 18 years. In August, Cosentyx became the first treatment approved in Japan for the treatment of non-radiographic axial spondyloarthritis (nr-axSpA). In September, Cosentyx received a positive CHMP opinion for a new 300 mg autoinjector and pre-filled syringe, which if approved would enable the 300 mg dose to be administered in a single injection.
Ilaris (USD 220 million, +24%, +25% cc) sales were driven by strong double-digit volume growth, particularly coming from the US and Europe.

OPHTHALMOLOGY

	Q3 2020	Q3 2019	% change		9M 2020	9M 2019	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Lucentis	515	500	3	0	1 403	1 569	-11	-10
Xiidra	99	102	-3	-3	268	102	163	164
Beovu	51		nm	nm	153		nm	nm
Other	487	612	-20	-20	1 461	1 878	-22	-21
Total Ophthalmology	1 152	1 214	-5	-6	3 285	3 549	-7	-7
nm = not meaningful
Lucentis (USD 515 million, +3%, 0% cc) sales have been consistently recovering from the COVID-19 impact since May. Clinics capacity and patients load continue to slowly recover in quarter three but have not yet reached the pre-COVID-19 levels.

Xiidra (USD 99 million, -3%, -3% cc) continued to rebound during the quarter as patient volume at eye care practitioners continued to increase after significant COVID-19 disruption. Total volume accelerated growth in the third quarter vs. second quarter following a broad return to promotion, including significant expansion of direct to consumer advertising starting in July.
Beovu (USD 51 million) launch roll-out continued, with approval now in more than 45 countries. In quarter three, the EMA and CADTH approved a label update for Beovu to include additional information related to the safety signal of retinal vasculitis / retinal vascular occlusion. Updated labels are now approved in 45 countries and all the largest 10 markets. Novartis has a comprehensive program of work underway to help support retina specialists with the latest data and shares information on a continuous basis as this becomes available.

Other ophthalmology products declined due to the negative impact of the COVID-19 pandemic and generic impacts in the US, primarily for Travatan and Ciprodex.

NEUROSCIENCE

	Q3 2020	Q3 2019	% change		9M 2020	9M 2019	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Gilenya	733	829	-12	-13	2 243	2 420	-7	-7
Zolgensma	291	160	82	79	666	175	nm	nm
Mayzent	49	4	nm	nm	113	9	nm	nm
Aimovig	39	33	18	11	108	75	44	45
Other	13	16	-19	-12	40	46	-13	-14
Total Neuroscience	1 125	1 042	8	6	3 170	2 725	16	17
nm = not meaningful
Gilenya (USD 733 million, -12%, -13% cc) sales declined due to increased competition and the impact of COVID-19. Gilenya remains the top prescribed high efficacy therapy in 38 countries around the world and the only one approved to treat pediatric RMS. Novartis is in US ANDA litigations with a generic manufacturer. In August 2020, the US District Court in Delaware issued a favorable decision finding the dosage regimen patent valid and infringed, which has been appealed. In parallel, an appeal against a USPTO decision upholding the dosage regimen patent in IPR proceedings is ongoing.
Zolgensma (USD 291 million, +82%, +79% cc) delivered significant growth. Contributing factors were geographic expansion outside of the US and increased newborn screening in the US. Geographic expansion includes recent approval and formal reimbursement in Japan, as well as launch in Europe where we have already seen favorable early market access in Germany and other markets through our Day One Access initiative. Zolgensma was most recently approved in Brazil.
Mayzent (USD 49 million) continued to grow steadily. Growth is driven by fulfilling an important unmet need in patients showing signs of progression despite being on other treatments. Mayzent is the first and only oral DMT studied and proven to delay disease progression in a broad SPMS patient population. In addition to the US and EU, Mayzent is now approved in the UK, Australia, Canada, Japan and Switzerland.
Aimovig (USD 39 million ex-US, ex-Japan +18%, +11% cc) is the most prescribed anti-CGRP worldwide, with more than 480,000 patients prescribed worldwide in the post-trial setting. Aimovig is co-commercialized with Amgen in the US, where Amgen records sales. Novartis has exclusive rights and books sales in all ex-US territories excluding Japan. During the ongoing litigation between the companies the collaboration continues and will remain in force until a final court decision.
Kesimpta (ofatumumab, formerly OMB157) was launched in the US following FDA approval in August. Kesimpta is a targeted B-cell therapy that can deliver powerful and sustained high efficacy, with a favorable safety profile and the flexibility of an at home self-administration for a broad population of RMS patients. We have seen a promising start with our flexible hybrid face-to-face / digital launch. To provide access to eligible US patients while they obtain reimbursement we are providing Kesimpta free of charge for a limited amount of time. Based on our assumption on the time from initiation of therapy to reimbursement we anticipate that a majority of the sales in the first quarter of launch will be free goods and have accrued accordingly. We expect this share to decrease over time as reimbursement progresses.

CARDIOVASCULAR, RENAL AND METABOLISM

	Q3 2020	Q3 2019	% change		9M 2020	9M 2019	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Entresto	632	430	47	45	1 781	1 208	47	48
Other	0	7	nm	nm	1	19	-95	-99
Total Cardiovascular, Renal & Metabolism	632	437	45	43	1 782	1 227	45	46
nm = not meaningful

Entresto (USD 632 million, +47%, +45% cc) sustained strong growth with increased patient share across markets, driven by demand as the essential first choice therapy for HF patients (reduced ejection fraction). Entresto was successfully launched in Japan in August. Novartis is in US ANDA litigation with generic manufacturers.

RESPIRATORY

	Q3 2020	Q3 2019	% change		9M 2020	9M 2019	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Xolair	320	299	7	6	916	870	5	7
Ultibro Group	154	145	6	4	463	468	-1	0
Other	6	4	50	65	16	16	0	4
Total Respiratory	480	448	7	6	1 395	1 354	3	5
Xolair sales for all indications are reported in the Respiratory franchise
Xolair (USD 320 million, +7%, +6% cc) continued growth in the severe allergic asthma (SAA) and chronic spontaneous urticaria (CSU) indications. In July 2020, Xolair received approval from the European Commission (EC) for a new indication to treat severe chronic rhinosinusitis with nasal polyps (CRSwNP). Novartis co-promotes Xolair with Genentech in the US and shares a portion of operating income, but we do not record any US sales.
Ultibro Group (USD 154 million, +6%, +4% cc) sales grew as strong Ultibro Breezhaler sales more than offset the decline in Seebri Breezhaler and Onbrez Breezhaler.
Enerzair Group consists of Enerzair Breezhaler and Atectura Breezhaler. Enerzair Breezhaler (indacaterol / glycopyrronium bromide / mometasone, formerly known as QVM149) is an inhaled LABA/LAMA/ICS combination for patients whose asthma is uncontrolled with LABA/ICS and is approved in Europe, Japan and Canada. Novartis also launched a digital companion that provides inhalation confirmation, medication reminders and access to objective data to support therapeutic decisions. Atectura Breezhaler (indacaterol / mometasone, formerly known as QMF149) is a LABA/ICS fixed-dose combination for patients whose asthma is uncontrolled with SABA and ICS. It is approved in the EU, Japan and Canada, and has been launched to date in 4 markets.

ESTABLISHED MEDICINES
	Q3 2020	Q3 2019	% change		9M 2020	9M 2019	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Galvus Group	289	320	-10	-8	906	955	-5	-2
Diovan Group	237	254	-7	-6	779	798	-2	1
Exforge Group	237	249	-5	-5	733	780	-6	-3
Zortress/Certican	107	122	-12	-13	340	362	-6	-5
Neoral/Sandimmun(e)	93	101	-8	-9	290	314	-8	-7
Voltaren/Cataflam	91	105	-13	-11	265	313	-15	-13
Other	464	567	-18	-18	1 422	1 696	-16	-14
Total Established Medicines	1 518	1 718	-12	-11	4 735	5 218	-9	-7

Galvus Group (USD 289 million, -10%, -8% cc) declined primarily due to generic competition in India, as well as price reduction and inventory transfer cycle related to our co-promotion in Japan.
Diovan Group (USD 237 million, -7%, -6% cc) declined mainly due to generic competition.
Exforge Group (USD 237 million, -5%, -5% cc) declined in Europe due to generic competition, partly offset by growth in Emerging Growth markets.
Zortress/Certican (USD 107 million, -12%, -13% cc) declined mainly due to generic competition in the US.
Neoral/Sandimmun(e) (USD 93 million, -8%, -9% cc) declined mainly due to generic competition and mandatory price reductions.
Voltaren/Cataflam (USD 91 million, -13%, -11% cc) declined mainly due to generic competition and external supply issues following the COVID-19 pandemic.

Sandoz

	Q3 2020	Q3 2019	% change		9M 2020	9M 2019	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	2 422	2 484	-2	-3	7 109	7 248	-2	0
Operating income	395	191	107	113	671	746	-10	-1
As % of net sales	16.3	7.7			9.4	10.3
Core operating income	658	615	7	8	1 806	1 577	15	19
As % of net sales	27.2	24.8			25.4	21.8

COVID-19 impacts

Quarter three sales were impacted by ongoing disruption to hospitals and HCP practices, which limited patient access to treatments for our Retail business across regions. The Anti-Infectives segment was also impacted by a weaker cough and cold season likely due to COVID-19. Despite this, nine month sales were in line with prior year (cc) and core operating income grew 19% (cc). Spending was lower in all quarters as we implemented and embraced new ways of working, which include lower travel and meeting costs, as well as lower promotional activities.

Third quarter
Net sales

Sandoz net sales were USD 2.4 billion (-2%, -3% cc) in the third quarter with a volume decline of 1 percentage point (cc). There was a negative price effect of 2 percentage points (cc), despite the benefit from off-contract sales and favorable revenue deduction adjustments. Excluding the US, net sales grew (+3%, +2% cc).
Sales in Europe were USD 1.3 billion (0%, -2% cc), impacted by the slower retail recovery. Sales in the US were USD 547 million (-16%), driven by the continued oral solids decline including partnership terminations as well as by more US first-to-market launches in the prior year. Sales in Asia / Africa / Australasia were USD 385 million (+16%, +14% cc) including the contribution from the Aspen Japan acquisition. Sales in Canada and Latin America were USD 192 million (-4%, +6% cc).
Global sales of Biopharmaceuticals (biosimilars, biopharmaceutical contract manufacturing and Glatopa) grew to USD 498 million (+16%, +13% cc), driven by continued strong double-digit growth in Europe from Hyrimoz (adalimumab), Erelzi (etanercept) and Zessly (infliximab) and growth from Omnitrope (somatropin) across all regions. Launch roll-outs in other geographies also contributed to growth.
Retail sales were USD 1.8 billion (-6%, -6% cc), mainly impacted by the continued decline of US oral solids and COVID-19 related worldwide disruption, particularly in Europe. Total Anti-Infectives franchise sales were USD 266 million (-17%, -18% cc), including finished dosage forms sold under the Sandoz name (USD 154 million, -22%, -22% cc). Anti-Infectives sold to third parties for sale under their own name (USD 112 million, -10%, -13% cc) were impacted by a planned contract discontinuation.
Operating income
Operating income was USD 395 million (+107%, +113% cc), mainly driven by lower restructuring expenses, lower legal settlement provisions, continued gross margin improvements and lower spending. Operating income margin increased by 9.2 percentage points in constant currencies; currency had a negative impact of 0.6 percentage points, resulting in a net increase of 8.6 percentage points to 16.3% of net sales.
Core adjustments were USD 263 million, including USD 67 million of amortization. Prior year core adjustments were USD 424 million. The change in core adjustments compared to prior year was driven by lower net restructuring expenses from the Sandoz transformation and lower net legal provisions.
Core operating income was USD 658 million (+7%, +8% cc) as gross margin improvements and lower spending linked to COVID-19 and cost discipline were partly offset by sales decline. Core operating income margin improved by 2.8 percentage points in constant currencies, currency had a negative impact of 0.4 percentage points, resulting in a net increase of 2.4 percentage points to 27.2% of net sales. Core gross margin as a percentage of net sales increased by 2.6 percentage points (cc), driven by favorable product and geographic mix, ongoing productivity improvements and lower price effect. Core R&D expenses increased by 0.6 percentage points (cc) driven by biosimilars pipeline investments. Core SG&A expenses decreased by 1.1 percentage points (cc). Core Other Income and Expense increased by 0.3 percentage points (cc), mainly due to higher IP litigation expenses.

Nine months
Net sales
Net sales were USD 7.1 billion (-2%, 0% cc) with volume growth of 2 percentage points (cc). There was a negative price effect of 2 percentage points (cc), despite the benefit from off-contract sales and favorable revenue deduction adjustments. Excluding the US, net sales grew (+2%, +4% cc).
Sales in Europe were USD 3.9 billion (+1%, +2% cc). Sales in the US were USD 1.6 billion (-14%), due to the continued volume decline in oral solids including partnership terminations as well as by more US first-to-market launches in the prior year. Sales in Asia / Africa / Australasia were USD 1.1 billion (+8%, +8% cc) including the contribution from the Aspen Japan acquisition. Sales in Canada and Latin America were USD 568 million (0%, +10% cc).
Global sales of Biopharmaceuticals (biosimilars, biopharmaceutical contract manufacturing and Glatopa) grew to USD 1.4 billion (+20%, +20% cc), driven by continued strong double-digit growth in Europe from Hyrimoz (adalimumab), Erelzi (etanercept) and Zessly (infliximab) and growth from Omnitrope (somatropin) across all regions. Launch roll-outs in other geographies also contributed to growth.
Retail sales were USD 5.4 billion (-6%, -4% cc) impacted by the declines in the US and COVID-19 related disruption across regions. Total Anti-Infectives franchise sales were USD 848 million (-13%, -11% cc) including finished dosage forms sold under the Sandoz name (USD 510 million, -13%, -11% cc) and Anti-Infectives sold to third parties for sale under their own name (USD 338 million, -12%, -12% cc), which were impacted by a planned contract discontinuation.
Operating income
Operating income was USD 671 million (-10%, -1% cc), mainly due to higher legal provisions mostly offset by gross margin improvements and lower spending linked to COVID-19 and cost discipline. Operating income margin decreased 0.1 percentage point in constant currencies; currency had a negative impact of 0.8 percentage points, resulting in a net decrease of 0.9 percentage points to 9.4% of net sales.
Core adjustments were USD 1.1 billion, including USD 0.3 billion of amortization and USD 0.4 billion legal provision. Prior year core adjustments were USD 0.8 billion. The change in core adjustments compared to prior year was mainly due to higher net legal provisions.
Core operating income was USD 1.8 billion (+15%, +19% cc), driven by gross margin improvements and lower spending linked to COVID-19 and cost discipline. Core operating income margin was 25.4% of net sales, increasing 3.6 percentage points (4.2 percentage points cc). Core gross margin increased by 2.4 percentage points (cc), driven by favorable product and geographic mix along with ongoing productivity improvements and lower price erosion. Core R&D expenses increased by 0.3 percentage points (cc) driven by biosimilars pipeline investments. Core SG&A expenses decreased by 1.8 percentage points (cc). Core Other Income and Expense decreased by 0.3 percentage points (cc), mainly driven by lower net IP litigation expenses.

GROUP CASH FLOW AND BALANCE SHEET

Cash flow

Third quarter

Net cash flows from operating activities from continuing operations amounted to USD 3.2 billion, compared to USD 4.6 billion in the prior year quarter. This decrease was mainly due to higher provision payments related to legal settlements and unfavorable working capital.
Net cash flows used in investing activities from continuing operations amounted to USD 2.0 billion, compared to USD 3.4 billion in the prior year quarter.
The current year quarter cash outflows were driven by USD 1.5 billion net purchases of marketable securities and commodities. Cash outflows for acquisitions and divestments of businesses, net amounted to USD 0.1 billion. Net other cash outflows of USD 0.4 billion were driven by the purchase of property, plant and equipment, intangible assets, financial assets and other non-current assets of USD 0.6 billion, partly offset by cash inflows of USD 0.2 billion mainly from the sale of financial assets and intangible assets.
In the prior year quarter, net cash outflows of USD 3.4 billion used in investing activities from continuing operations were driven by USD 3.5 billion for the acquisitions and divestments of businesses, net (including the acquisition of Xiidra from Takeda Pharmaceutical Company Limited for USD 3.5 billion). Net other cash inflows of USD 0.1 billion were driven by the sale of financial assets (including USD 0.5 billion proceeds from the sale of Alcon Inc. shares) and intangible assets of USD 0.7 billion, partly offset by cash outflows of USD 0.6 billion for the purchase of property, plant and equipment, intangible assets, financial assets and other non-current assets.
Net cash inflows from financing activities from continuing operations amounted to USD 1.9 billion, compared to net cash outflows of USD 2.7 billion in the prior year quarter.
The current year quarter includes cash inflows of USD 2.2 billion from the increase in non-current financial debts, mainly consisting of USD 2.1 billion from the issuance of a sustainability-linked bond denominated in euro (notional amount of EUR 1.85 billion) and cash inflows of USD 0.7 billion from the net increase in current financial debts. These cash inflows were partly offset by cash outflows of USD 0.9 billion for net treasury share transactions and USD 0.1 billion net payments for lease liabilities.
In the prior year quarter, net cash flows used in financing activities from continuing operations of USD 2.7 billion mainly included the cash outflows for net treasury share transactions of USD 2.9 billion (mainly related to the up-to USD 5 billion share buyback), net payments for lease liabilities of USD 0.1 billion, partly offset by a net increase in financial debts of USD 0.3 billion.
Free cash flow from continuing operations amounted to USD 2.7 billion (-32%) compared to USD 4.0 billion in the prior year quarter. This decrease was due to lower cash flows from operating activities, including higher payments related to legal settlements.
Nine months
Net cash flows from operating activities from continuing operations amounted to USD 9.6 billion, compared to USD 10.0 billion in the prior year period. Higher net income adjusted for non-cash items and other adjustments, including divestment gains, was more than offset by higher provision payments related to legal settlements and unfavorable working capital.

Net cash outflows used in investing activities from continuing operations amounted to USD 12.5 billion, compared to USD 1.4 billion in the prior year period.
The current year period cash outflows were driven by the USD 10.0 billion used for the acquisitions and divestments of businesses, net (including the acquisition of The Medicines Company for USD 9.5 billion, net of cash acquired USD 0.1 billion, and the acquisition of Japanese business of Aspen Global Incorporated for USD 0.3 billion). Net purchases of marketable securities and commodities amounted to USD 1.4 billion. Net other cash outflows of USD 1.1 billion were driven by the purchase of property, plant and equipment, intangible assets, financial assets and other non-current assets of USD 1.8 billion, partly offset by cash inflows of USD 0.7 billion from the sale of financial assets (including the USD 0.2 billion proceeds from the sale of Alcon Inc. shares) and intangible assets.
In the prior year period, net cash outflows of USD 1.4 billion used in investing activities from continuing operations were driven by USD 3.8 billion for the acquisitions and divestments of businesses, net (including the acquisition of Xiidra from Takeda Pharmaceutical Company Limited for USD 3.5 billion and the acquisition of IFM Tre, Inc. for USD 0.3 billion). Net proceeds from the sale of marketable securities and commodities amounted to USD 2.3 billion. Net other cash inflows of USD 0.1 billion were driven by the sale of property, plant and equipment (including the proceeds from the sale and leaseback of real estate), financial assets (including USD 0.7 billion proceeds from the sale of Alcon Inc. shares), intangible assets and other non-current assets of USD 2.0 billion, partly offset by cash outflows of USD 1.9 billion for the purchase of property, plant and equipment, intangible assets, financial assets and other non-current assets.
Net cash flows used in investing activities from discontinued operations amounted to USD 0.1 billion compared to USD 1.1 billion in the prior year period. The current year period includes payments related to the portfolio transformation transactions and payments attributable to the spin-off of the Alcon business. The prior year period includes mainly the cash outflow for the acquisition of PowerVision, Inc. of USD 0.3 billion and USD 0.6 billion due to the derecognized cash and cash equivalent following the completion of Alcon spin-off, on April 9, 2019.
Net cash inflows from financing activities from continuing operations amounted to USD 0.8 billion, compared to net cash outflows of USD 15.7 billion in the prior year period.
The current year period includes cash inflows of USD 7.1 billion from the increase in non-current financial debts, mainly consisting of USD 4.9 billion from issuance of bonds denominated in US dollars (notional amount of USD 5.0 billion) and USD 2.1 billion from the issuance of a sustainability-linked bond denominated in euro (notional amount of EUR 1.85 billion) and cash inflows of USD 3.2 billion from the net increase in current financial debts. These cash inflows were partly offset by cash outflows of USD 7.0 billion for the dividend payment, USD 2.0 billion for the repayment of two US dollar bonds at maturity, USD 0.2 billion net payments for lease liabilities, USD 0.2 billion for net treasury share transaction and USD 0.1 billion for other financing cash outflows, net.
In the prior year period, net cash flows used in financing activities from continuing operations of USD 15.7 billion mainly included the cash outflows of USD 6.6 billion for the dividend payment, USD 5.3 billion for the net treasury share transactions (mainly related to the up-to USD 5 billion share buyback) and net cash outflows of USD 3.1 billion for non-current financial debts (mainly driven by the repayment at maturity of a US dollar bond of USD 3.0 billion). The net repayments of current financial debts amounted to USD 0.5 billion. Payment for lease liabilities, net resulted in a net cash outflow of USD 0.2 billion.

Net cash inflows from financing activities from discontinued operations in the prior year period amounted to USD 3.3 billion, which included mainly the cash inflows of USD 3.5 billion from Alcon borrowings, partly offset by USD 0.2 billion payments for transaction costs.
Free cash flow from continuing operations amounted to USD 8.3 billion (-12%) compared to USD 9.4 billion in the prior year period, primarily as higher operating income adjusted for non-cash items was more than offset by payments related to legal settlements and lower divestment proceeds.
Balance sheet
In December 31, 2019, the assets and liabilities of the Sandoz US generic oral solids and dermatology businesses were reported as current assets and liabilities held for sale in the consolidated balance sheet. Novartis decided to retain the Sandoz US generic oral solids and dermatology businesses in March 2020, after mutual agreement with Aurobindo to terminate the transaction. This decision was taken as approval from the U.S. Federal Trade Commission for the transaction was not obtained within the agreed timelines. As such, these assets and liabilities are reclassified to their respective consolidated balance sheet lines as from March 31, 2020, the prior year consolidated balance sheet is not restated (see Notes 2 and 3).
Assets
Total non-current assets of USD 100.7 billion at September 30, 2020, increased by USD 11.8 billion compared to December 31, 2019. Intangible assets other than goodwill increased by USD 8.1 billion mainly due to the acquisitions of The Medicines Company and of the Japanese business of Aspen Global Incorporated, net additions, favorable currency translation adjustments and the reclassification of the intangible assets of the disposal group held for sale of USD 0.3 billion, partially offset by amortization and impairments. Goodwill increased by USD 3.0 billion and deferred tax assets by USD 0.6 billion mainly due to the acquisition of The Medicines Company and favorable currency translation adjustments. Property, plant and equipment decreased by USD 0.4 billion, as the increase due to net additions, the reclassification of the property, plant and equipment of the disposal group held for sale of USD 0.1 billion and favorable currency translation adjustments were more than offset by depreciation and impairments. Right-of-use assets were broadly in line with December 31, 2019. Investments in associated companies increased by USD 0.4 billion primarily due to favorable currency translation adjustments, as income from associated companies was largely offset by dividends received. Other non-current assets increased by USD 0.1 billion mainly due to an increase in the prepaid benefit costs of USD 0.1 billion resulting from actuarial gains, primarily from a valuation impact on plan assets, partly offset by changes in discount rates used to calculate the actuarial defined benefit obligations.
Total current assets of USD 29.0 billion at September 30, 2020, decreased by USD 0.5 billion compared to December 31, 2019. Marketable securities, commodities, time deposits, and derivative financial instruments increased by USD 1.5 billion, mainly due to investment of a portion of the September 16, 2020 issuance of the euro denominated sustainability-linked bond. Inventories increased by USD 1.2 billion, which includes USD 0.2 billion from the reclassification of the inventory of the disposal group held for sale. Cash and cash equivalents and trade receivables decreased by USD 2.1 billion and USD 0.2 billion respectively. Other current assets and income tax receivables remained broadly in line with December 31, 2019.
Liabilities
Total non-current liabilities of USD 43.3 billion increased by USD 8.7 billion compared to December 31, 2019. Long-term financial debts increased by USD 6.1 billion, mainly driven by the issuance of a euro denominated sustainability-linked bond for a notional amount of EUR 1.85 billion (USD 2.2 billion), and the issuance of US dollar denominated bonds for a notional amount of USD 5.0 billion. This was partly offset by the reclassification from non-current to current financial debt of a EUR 1.25 billion (USD 1.4 billion) bond due in 2021. Deferred tax liabilities increased by USD 1.6 billion mainly due to the acquisition of The Medicines Company. Provisions and other non-current liabilities increased by USD 1.0 billion, primarily from a USD 0.8 billion increase in defined benefit pension plans and other post-employment benefits liabilities, mainly due to USD 0.6 billion actuarial losses primarily from changes in discount rates used to calculate the actuarial defined benefit obligations, partly offset by a valuation impact on plan assets. Lease liabilities were broadly in line compared to December 31, 2019.

Total current liabilities of USD 31.8 billion increased by USD 3.6 billion compared to December 31, 2019. Financial debts and derivative financial instruments increased by USD 2.7 billion, due to the reclassification from non-current to current financial debt of a EUR 1.25 billion (USD 1.4 billion) bond due in 2021 and higher short-term borrowings, partly offset by the repayment at maturity of two US dollar bonds totaling USD 2.0 billion. Provisions and other current liabilities increased by USD 1.1 billion mainly due to a USD 0.9 billion treasury share repurchase obligation under a share buyback trading plan. Current income tax liabilities increased by USD 0.5 billion. Trade payables decreased by USD 0.7 billion. Lease liabilities were broadly in line compared to December 31, 2019.
Group equity
The Group’s equity decreased by USD 1.0 billion to USD 54.6 billion at September 30, 2020 compared to December 31, 2019. This decrease was mainly due to the cash-dividend payment of USD 7.0 billion, purchase of treasury shares of USD 1.5 billion, increase in the treasury share repurchase obligation under a share buyback trading plan of USD 0.9 billion and net actuarial losses of USD 0.5 billion. This was partially offset by net income of USD 6.0 billion, the net effect of the exercise of options and employee transactions of USD 0.8 billion, equity-based compensation of USD 0.6 billion and favorable currency translation differences of USD 1.5 billion.
Net debt and debt/equity ratio
The Group’s liquidity amounted to USD 10.9 billion at September 30, 2020, compared to USD 11.4 billion at December 31, 2019. Total non-current and current financial debts, including derivatives, amounted to USD 36.2 billion at September 30, 2020, compared to USD 27.4 billion at December 31, 2019. The debt/equity ratio increased to 0.66:1 at September 30, 2020, compared to 0.49:1 at December 31, 2019. The net debt increased to USD 25.4 billion at September 30, 2020, compared to USD 15.9 billion at December 31, 2019.
Group liquidity
We continuously track our liquidity positions and assets / liabilities profile. We have a strong balance sheet and related funding capabilities to meet our funding needs. The Group has not experienced liquidity or cash flow disruptions during the first nine months of 2020 due to COVID-19 pandemic, and maintains a cash and cash equivalents position of USD 9.0 billion as at September 30, 2020. We believe that our strong credit rating allows for continued access to short term funding in the US commercial paper market. The Group further has a committed credit facility of USD 6.0 billion as a backstop for the US commercial paper program, which was undrawn as of September 30, 2020, providing a further source of liquidity if needed. Novartis is well positioned to meet its ongoing financial obligations and has sufficient liquidity to support our normal business activities.

Innovation Review

Benefiting from our continued focus on innovation, Novartis has one of the industry’s most innovative and inventive pipelines with more than 160 projects in clinical development.

Selected Innovative Medicines approvals: US, EU and Japan in Q3
Product	Active ingredient/ Descriptor	Indication	Region
Cosentyx	secukinumab	Non-radiographic axial spondyloarthritis	JP – Aug
Kesimpta	ofatumumab	relapsing multiple sclerosis	US – Aug
Piqray	alpelisib	PIK3CA mutant HR+, HER2 (-) postmenopausal adv BC 2nd line (+fulvestrant)	EU – Jul
Xolair	omalizumab	Nasal Polyps	EU – Aug

Selected Innovative Medicines projects awaiting regulatory decisions
Completed submissions
Product	Indication	US	EU	Japan	News update
Entresto	Chronic heart failure with preserved ejection fraction	Q2 2020			- Filing accepted by FDA in June 2020
Leqvio (Inclisiran)	Hyperlipidemia	Q4 2019	Q1 2020		- Phase III ORION-10 and -11 showed highly consistent efficacy, tolerability and safety profile over 17 months on twice-yearly subcutaneous dosing - Positive CHMP opinion received in October 2020
OMB157 (Kesimpta in US)	Relapsing Multiple Sclerosis	Approved	Q1 2020	Q3 2020	- Phase III ASCLEPIOS trials showed newly diagnosed, treatment-naïve patients experienced reductions in annualized relapse rates, MRI lesion activity and reductions in time to disability worsening
SEG101 (Adakveo in US)	Sickle cell disease	Approved	Q2 2019		- Positive CHMP opinion received in July 2020
Xolair	Nasal polyps	Q3 2019	Approved		- EC approval in August 2020

Selected Innovative Medicines pipeline projects
Project/ Compound	Potential indication/ Disease area	First planned submissions	Current Phase	News update
ABL001 (asciminib)	Chronic myeloid leukemia 3rd line	2021	III	- Fast Track Designation granted by FDA
- Orphan Designation EMA
- ASCEMBL Phase III study met its primary endpoint of statistically significant superiority vs. bosutinib in major molecular response rate at 24 weeks

ACZ885 (canakinumab)	Adjuvant NSCLC	2023	III	- Enrollment ongoing
	NSCLC, 1st line	2021	III	- Enrollment complete - Depending on timing of final read-out, submission may move to early 2022
	NSCLC, 2nd line	2021	III	- Enrollment complete
Aimovig	Pediatric migraine	≥2024	III
AVXS-101	Spinal Muscular Atrophy (IT formulation)	tbc based on FDA feedback	III	- The FDA has acknowledged the potential of AVXS-101 IT in this patient population and recommends a pivotal confirmatory study to

Project/ Compound	Potential indication/ Disease area	First planned submissions	Current Phase	News update
				supplement the existing STRONG data and further support the regulatory submission for AVXS-101 IT
AVXS-201	Rett syndrome	≥2024	I	- In 2019 the IND application was withdrawn and additional preclinical studies were initiated to support a revised data package
Beovu	Diabetic macular edema	2021	III	- Phase III KITE study achieved its primary endpoint of non-inferiority to aflibercept 2mg
	Retinal vein occlusion	2023	III
	Diabetic retinopathy	2023	III
BYL719 (alpelisib)	PROS (PIK3CA-related overgrowth spectrum)	2021	II	- Planned US filing based on RWE data - Approx. 6 months delay from Q4 2020 due to COVID constraints
	HER2+ adv breast cancer	≥2024	III	- Approx. 6 months delay due to COVID constraints
	Triple negative breast cancer	2023	III	- Trial enrolled first patient in June 2020
	Head and neck squamous cell carcinoma 2L/3L	≥2024	III
	Ovarian Cancer	2023	III
CEE321	Atopic dermatitis	≥2024	I
CFZ533 (iscalimab)	Renal Tx	2023	II
	Liver Tx	≥2024	II
	Sjögren’s syndrome	≥2024	II
Coartem	Malaria uncomplicated, <5kg patients	≥2024	III
Cosentyx	Hidradenitis suppurativa	2022	III
	Ankylosing spondylitis head-to-head vs. adalimumab	2022	III
	Axial spondyloarthritis IV regimen	2022	III
	Giant cell arteritis	≥2024	II
	Lichen Planus	≥2024	II	- Phase II Study PRELUDE (NCT04300296) started
	Lupus Nephritis	≥2024	III	- Phase III Study SELUNE (NCT04181762) started
CPK850	Retinitis pigmentosa	≥2024	II
CSJ117	Asthma	≥2024	II	- Phase IIb study (NCT04410523) started
ECF843	Dry eye	2023	II
Entresto	Post-acute myocardial infarction	2021	III
Jakavi	Acute graft-versus-host disease (GvHD)	2021	III
	Chronic GvHD	2021	III
- REACH-3 trial demonstrated superior overall response rate in patients with chronic GvHD compared to best available therapy. Study also met key secondary endpoints, significantly improving failure-free survival and patient-reported symptoms

KAE609 (cipargamin)	Malaria uncomplicated	≥2024	II
	Malaria severe	≥2024	II
KAF156	Malaria uncomplicated	≥2024	II

Project/ Compound	Potential indication/ Disease area	First planned submissions	Current Phase	News update
(ganaplacide)
Kisqali + endocrine therapy	HR+/HER2- early BC (adjuvant)	2023	III	- Protocol amendment to increase sample size (4000->5000) pushes expected final analysis (event-driven trial) to end 2022, and submission to 2023
Leqvio (Inclisiran)	Secondary prevention of cardiovascular events in patients with elevated levels of LDLC	≥2024	III
Kymriah (tisagenlecleucel)	r/r Follicular lymphoma	2021	II	- ELARA trial demonstrated clinically meaningful benefit in patients with relapsed or refractory (r/r) follicular lymphoma (FL) as measured by complete response rate
	r/r DLBCL in 1st relapse	2021	III
+ pembrolizumab	r/r DLBCL	≥2024	II
LJC242 (tropifexor + cenicriviroc)	Non-alcoholic steatohepatitis (NASH)	≥2024	II
LJN452 (tropifexor)	Non-alcoholic steatohepatitis (NASH)	≥2024	II	- FDA Fast Track designation
LMI070 (branaplam)	Spinal Muscular Atrophy	≥2024	II	- FDA, EMA Orphan designation received - Dose ranging study ongoing
	Huntington’s disease	≥2024	I	- FDA Orphan designation received
LNA043	Osteoarthritis	≥2024	II
LNP023 (iptacopan)	Paroxysmal nocturnal hemoglobinuria	2023	II	- Positive results from Phase II study presented at EBMT - FDA, EMA Orphan designation received
	IgA nephropathy	2023	II	- EMA Orphan designation received
	Membranous nephropathy	≥2024	II
	C3 glomerulopathy	2023	II	- FDA, EMA Orphan designation received - EU PRIME designation received - Positive results from Phase II study presented at American Society of Nephrology
	Atypical haemolytic uraemic syndrome	2023	II
LOU064 (remibrutinib)	Chronic Spontaneous Urticaria / Chronic Idiopathic Urticaria	≥2024	II	- Readout expected in 2021
	Sjögren’s syndrome	≥2024	II
Lutathera	GEP-NET 1L G3	2023	III
177Lu-PSMA-617	Metastatic castration-resistant prostate cancer	2021	III	- Event-driven trial; readout expected in H1 2021
177Lu-PSMA-R2	Prostate cancer	≥2024	I
177Lu-NeoB	Multiple Solid Tumors	≥2024	I
LXE408	Visceral leishmaniasis	≥2024	II
MBG453 (sabatolimab)	Myelodysplastic syndrome	2021	III	- Study initiated in June 2020
	Unfit AML	≥2024	II	- Study initiated in September 2020
PDR001 + Tafinlar + Mekinist	Metastatic BRAF V600+ melanoma	NA	III	- COMBI-i Phase III study did not meet its primary endpoint - Efficacy data achieved in the control arm among patients treated with Tafinlar + Mekinist represent the longest progression-free

Project/ Compound	Potential indication/ Disease area	First planned submissions	Current Phase	News update
survival results (PFS) observed across multiple Phase III studies
PDR001 Combo	Malignant melanoma	≥2024	II	- Enrollment ongoing
QBW251	COPD	≥2024	II	- Phase IIb recruitment ongoing
QGE031 (ligelizumab)	Chronic Spontaneous Urticaria / Chronic Idiopathic Urticaria	2022	III	- Enrollment completed - Submission delayed by 5 months due to COVID 19
SAF312	Chronic ocular surface pain	≥2024	II
Tabrecta (capmatinib)	Solid Tumors	≥2024	II
TQJ230 (pelacarsen)	Secondary prevention of cardiovascular events in patients with elevated levels of lipoprotein(a)	≥2024	III	- Enrollment ongoing - FDA Fast Track granted
UNR844	Presbyopia	≥2024	II
VAY736 (ianalumab)	Auto-immune hepatitis	≥2024	II
	Sjögren’s syndrome	≥2024	II	- FDA Fast Track designation
VPM087 (gevokizumab)	1st line colorectal cancer	≥2024	I
Xolair	Food Allergy	2022	III

Selected Sandoz approvals and pipeline projects
Project/ Compound	Potential indication/ Disease area	News update
GP2411 (denosumab)	Osteoporosis, skeletal-related in bone met. pts (same as originator)	- In Phase III - First patient enrolled July 2019
Insulin glargine, lispro, aspart	Diabetes	- Collaboration with Gan & Lee
natalizumab	Multiple sclerosis and Crohn’s disease	- Collaboration Polpharma Biologics
trastuzumab	HER2-positive cancer tumors	- Collaboration EirGenix

Condensed interim consolidated financial statements

Consolidated income statements
Third quarter (unaudited)
(USD millions unless indicated otherwise)	Note	Q3 2020	Q3 2019

Net sales to third parties from continuing operations	9	12 259	12 172

Other revenues	9	279	310

Cost of goods sold		-3 753	-3 776

Gross profit from continuing operations		8 785	8 706

Selling, general and administration		-3 419	-3 549

Research and development		-2 146	-2 199

Other income		406	196

Other expense		-1 214	-796

Operating income from continuing operations		2 412	2 358

Income from associated companies		226	253

Interest expense		-209	-216

Other financial income and expense		-19	12

Income before taxes from continuing operations		2 410	2 407

Taxes		-478	-366

Net income from continuing operations		1 932	2 041

Net income		1 932	2 041

Attributable to:
Shareholders of Novartis AG		1 935	2 042

Non-controlling interests		-3	-1

Weighted average number of shares outstanding – Basic (million)		2 285	2 272

Basic earnings per share from continuing operations (USD) [1]		0.85	0.90

Total basic earnings per share (USD) [1]		0.85	0.90

Weighted average number of shares outstanding – Diluted (million)		2 302	2 297

Diluted earnings per share from continuing operations (USD) [1]		0.84	0.89

Total diluted earnings per share (USD) [1]		0.84	0.89

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

Consolidated income statements
Nine months to September 30 (unaudited)
(USD millions unless indicated otherwise)	Note	9M 2020	9M 2019

Net sales to third parties from continuing operations	9	35 889	35 042

Sales to discontinued segment			53

Net sales from continuing operations		35 889	35 095

Other revenues	9	979	866

Cost of goods sold		-10 904	-10 433

Gross profit from continuing operations		25 964	25 528

Selling, general and administration		-10 273	-10 464

Research and development		-6 647	-6 549

Other income		1 099	1 388

Other expense		-2 635	-2 640

Operating income from continuing operations		7 508	7 263

Income from associated companies		532	509

Interest expense		-668	-647

Other financial income and expense		-53	56

Income before taxes from continuing operations		7 319	7 181

Taxes		-1 347	-1 163

Net income from continuing operations		5 972	6 018

Net loss from discontinued operations before gain on distribution of Alcon Inc. to Novartis AG shareholders	10		-101

Gain on distribution of Alcon Inc. to Novartis AG shareholders	3, 10		4 691

Net income from discontinued operations			4 590

Net income		5 972	10 608

Attributable to:
Shareholders of Novartis AG		5 978	10 607

Non-controlling interests		-6	1

Weighted average number of shares outstanding – Basic (million)		2 282	2 298

Basic earnings per share from continuing operations (USD) [1]		2.62	2.62

Basic earnings per share from discontinued operations (USD) [1]			2.00

Total basic earnings per share (USD) [1]		2.62	4.62

Weighted average number of shares outstanding – Diluted (million)		2 300	2 323

Diluted earnings per share from continuing operations (USD) [1]		2.60	2.59

Diluted earnings per share from discontinued operations (USD) [1]			1.98

Total diluted earnings per share (USD) [1]		2.60	4.57

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

Consolidated statements of comprehensive income
Third quarter (unaudited)
(USD millions)	Q3 2020	Q3 2019

Net income	1 932	2 041

Other comprehensive income to be eventually recycled into the consolidated income statement:
Novartis share of other comprehensive income recognized by associated companies, net of taxes	-44	-40

Net investment hedge	-97	81

Currency translation effects	1 111	-700

Total of items to eventually recycle	970	-659

Other comprehensive income never to be recycled into the consolidated income statement:
Actuarial losses from defined benefit plans, net of taxes	-189	-418

Fair value adjustments on equity securities, net of taxes	-53	-99

Total of items never to be recycled	-242	-517

Total comprehensive income	2 660	865

Attributable to:
Shareholders of Novartis AG	2 663	868

Continuing operations	2 663	868

Non-controlling interests	-3	-3

Nine months to September 30 (unaudited)
(USD millions)	9M 2020	9M 2019

Net income	5 972	10 608

Other comprehensive income to be eventually recycled into the consolidated income statement:
Fair value adjustments on debt securities, net of taxes		1

Fair value adjustments on deferred cash flow hedges, net of taxes		1

Total fair value adjustments on financial instruments, net of taxes		2

Novartis share of other comprehensive income recognized by associated companies, net of taxes	-56	-94

Net investment hedge	-98	93

Currency translation effects [1]	1 493	-511

Total of items to eventually recycle	1 339	-510

Other comprehensive income never to be recycled into the consolidated income statement:
Actuarial losses from defined benefit plans, net of taxes [2]	-482	-1 308

Fair value adjustments on equity securities, net of taxes	46	-25

Total of items never to be recycled	-436	-1 333

Total comprehensive income	6 875	8 765

Attributable to:
Shareholders of Novartis AG	6 882	8 766

Continuing operations	6 882	4 189

Discontinued operations		4 577

Non-controlling interests	-7	-1

[1] In 2019, cumulative currency translation gains of USD 123 million were recycled into the consolidated income statement as a result of the Alcon spin-off (see Notes 2, 3 and 10).
[2] Included in 2019 is a USD -358 million impact related to the revaluation of deferred tax assets on Swiss pension plans that were previously recognized through other comprehensive income. This revaluation resulted from the Swiss canton Basel-Stadt tax reform, enacted in February 2019.

Consolidated balance sheets
(USD millions)	Note	Sep 30, 2020 (unaudited)	Dec 31, 2019 (audited)

Assets
Non-current assets
Property, plant and equipment	9	11 711	12 069

Right-of-use assets		1 626	1 677

Goodwill	9	29 532	26 524

Intangible assets other than goodwill	9	36 883	28 787

Investments in associated companies		9 044	8 644

Deferred tax assets		8 500	7 909

Financial assets		2 559	2 518

Other non-current assets		850	738

Total non-current assets		100 705	88 866

Current assets
Inventories		7 136	5 982

Trade receivables		8 073	8 301

Income tax receivables		226	254

Marketable securities, commodities, time deposits and derivative financial instruments		1 876	334

Cash and cash equivalents		8 994	11 112

Other current assets		2 668	2 680

Total current assets without disposal group		28 973	28 663

Assets of disposal group held for sale	3		841

Total current assets		28 973	29 504

Total assets		129 678	118 370

Equity and liabilities
Equity
Share capital		913	936

Treasury shares		-44	-80

Reserves		53 615	54 618

Issued share capital and reserves attributable to Novartis AG shareholders		54 484	55 474

Non-controlling interests		70	77

Total equity		54 554	55 551

Liabilities
Non-current liabilities
Financial debts		26 497	20 353

Lease liabilities		1 684	1 703

Deferred tax liabilities		7 427	5 867

Provisions and other non-current liabilities		7 678	6 632

Total non-current liabilities		43 286	34 555

Current liabilities
Trade payables		4 705	5 424

Financial debts and derivative financial instruments		9 727	7 031

Lease liabilities		267	246

Current income tax liabilities		2 714	2 194

Provisions and other current liabilities		14 425	13 338

Total current liabilities without disposal group		31 838	28 233

Liabilities of disposal group held for sale	3		31

Total current liabilities		31 838	28 264

Total liabilities		75 124	62 819

Total equity and liabilities		129 678	118 370

Consolidated statements of changes in equity
Third quarter (unaudited)
(USD millions)	Note	Share capital	Treasury shares	Retained earnings	Total value adjustments	Issued share capital and reserves attributable to Novartis shareholders	Non- controlling interests	Total equity

Total equity at July 1, 2020		913	-37	57 495	-4 559	53 812	73	53 885

Net income				1 935		1 935	-3	1 932

Other comprehensive income				-44	772	728	0	728

Total comprehensive income				1 891	772	2 663	-3	2 660

Purchase of treasury shares			-8	-1 302		-1 310		-1 310

Exercise of options and employee transactions				-17		-17		-17

Equity-based compensation			1	187		188		188

Taxes on treasury share transactions				1		1		1

Increase of treasury share repurchase obligation under a share buyback trading plan	4.1			-857		-857		-857

Fair value adjustments on financial assets sold				1	-1

Other movements	4.2			4		4		4

Total of other equity movements			-7	-1 983	-1	-1 991		-1 991

Total equity at September 30, 2020		913	-44	57 403	-3 788	54 484	70	54 554

(USD millions)	Note	Share capital	Treasury shares	Retained earnings	Total value adjustments	Issued share capital and reserves attributable to Novartis shareholders	Non- controlling interests	Total equity

Total equity at July 1, 2019		936	-67	55 645	-5 088	51 426	78	51 504

Net income				2 042		2 042	-1	2 041

Other comprehensive income				-40	-1 134	-1 174	-2	-1 176

Total comprehensive income				2 002	-1 134	868	-3	865

Purchase of treasury shares			-14	-2 521		-2 535		-2 535

Equity-based compensation			1	193		194		194

Taxes on treasury share transactions				-4		-4		-4

Decrease of treasury share repurchase obligation under a share buyback trading plan	4.1			2 573		2 573		2 573

Changes in non-controlling interests							-1	-1

Fair value adjustments on financial assets sold				38	-38

Other movements	4.2			2		2		2

Total of other equity movements			-13	281	-38	230	-1	229

Total equity at September 30, 2019		936	-80	57 928	-6 260	52 524	74	52 598

Consolidated statements of changes in equity
Nine months to September 30, 2020 (unaudited)
(USD millions)	Note	Share capital	Treasury shares	Retained earnings	Total value adjustments	Issued share capital and reserves attributable to Novartis shareholders	Non- controlling interests	Total equity

Total equity at January 1, 2020		936	-80	59 275	-4 657	55 474	77	55 551

Net income				5 978		5 978	-6	5 972

Other comprehensive income				-56	960	904	-1	903

Total comprehensive income				5 922	960	6 882	-7	6 875

Dividends				-6 987		-6 987		-6 987

Purchase of treasury shares			-9	-1 451		-1 460		-1 460

Reduction of share capital		-23	31	-8

Exercise of options and employee transactions			8	798		806		806

Equity-based compensation			6	547		553		553

Shares delivered to Alcon employees as a result of the Alcon spin-off			0	29		29		29

Taxes on treasury share transactions				31		31		31

Increase of treasury share repurchase obligation under a share buyback trading plan	4.1			-857		-857		-857

Fair value adjustments on financial assets sold				91	-91

Other movements	4.2			13		13		13

Total of other equity movements		-23	36	-7 794	-91	-7 872		-7 872

Total equity at September 30, 2020		913	-44	57 403	-3 788	54 484	70	54 554

Consolidated statements of changes in equity
Nine months to September 30, 2019 (unaudited)
(USD millions)	Note	Share capital	Treasury shares	Retained earnings	Total value adjustments	Issued share capital and reserves attributable to Novartis shareholders	Non- controlling interests	Total equity

Total equity at January 1, 2019, as previously reported		944	-69	82 191	-4 452	78 614	78	78 692

Impact of change in accounting policies	4.3			3		3		3

Restated equity at January 1, 2019		944	-69	82 194	-4 452	78 617	78	78 695

Net income				10 607		10 607	1	10 608

Other comprehensive income				-94	-1 747	-1 841	-2	-1 843

Total comprehensive income				10 513	-1 747	8 766	-1	8 765

Dividends				-6 645		-6 645		-6 645

Dividend in kind	2, 3			-23 434		-23 434		-23 434

Purchase of treasury shares			-31	-5 476		-5 507		-5 507

Reduction of share capital		-8	12	-4

Exercise of options and employee transactions			3	197		200		200

Equity-based compensation			5	636		641		641

Shares delivered to Alcon employees as a result of the Alcon spin-off				32		32		32

Taxes on treasury share transactions	4.4			-189		-189		-189

Decrease of treasury share repurchase obligation under a share buyback trading plan	4.1			284		284		284

Transaction costs, net of taxes	4.5			-253		-253		-253

Changes in non-controlling interests							-1	-1

Fair value adjustments on financial assets sold				57	-57

Fair value adjustments related to divestments				4	-4

Impact of change in ownership of consolidated entities				-3		-3	-2	-5

Other movements	4.2			15		15		15

Total of other equity movements		-8	-11	-34 779	-61	-34 859	-3	-34 862

Total equity at September 30, 2019		936	-80	57 928	-6 260	52 524	74	52 598

Consolidated statements of cash flows
Third quarter (unaudited)
(USD millions)	Note	Q3 2020	Q3 2019

Net income from continuing operations		1 932	2 041

Adjustments to reconcile net income from continuing operations to net cash flows from operating activities from continuing operations
Reversal of non-cash items and other adjustments	6.1	2 682	2 271

Interest received		5	32

Interest paid		-161	-134

Other financial receipts		27	51

Other financial payments		-9	-9

Taxes paid	6.2	-316	-235

Net cash flows from operating activities from continuing operations before working capital and provision changes		4 160	4 017

Payments out of provisions and other net cash movements in non-current liabilities		-968	-146

Change in net current assets and other operating cash flow items		-36	691

Net cash flows from operating activities from continuing operations		3 156	4 562

Total net cash flows from operating activities		3 156	4 562

Purchases of property, plant and equipment		-279	-357

Proceeds from sale of property, plant and equipment		2	-3

Purchases of intangible assets		-348	-205

Proceeds from sale of intangible assets		99	140

Purchases of financial assets		-35	-69

Proceeds from sale of financial assets		108	565

Purchases of other non-current assets		-6	-10

Proceeds from sale of other non-current assets		0	1

Acquisitions and divestments of interests in associated companies, net		-2	-1

Acquisitions and divestments of businesses, net	6.3	-110	-3 460

Purchases of marketable securities and commodities		-1 500	-69

Proceeds from sale of marketable securities and commodities		46	67

Net cash flows used in investing activities from continuing operations		-2 025	-3 401

Net cash flows used in/from investing activities from discontinued operations	10	-20	3

Total net cash flows used in investing activities		-2 045	-3 398

Acquisitions of treasury shares		-924	-2 940

Proceeds from exercised options and other treasury share transactions			5

Increase in non-current financial debts		2 181	93

Repayments of non-current financial debts		0	-186

Change in current financial debts		710	423

Payment of lease liabilities, net		-75	-92

Impact of change in ownership of consolidated entities			-1

Other financing cash flows, net		19	5

Net cash flows from/used in financing activities from continuing operations		1 911	-2 693

Net cash flows used in financing activities from discontinued operations	10	-11	-20

Total net cash flows from/used in financing activities		1 900	-2 713

Net change in cash and cash equivalents before effect of exchange rate changes		3 011	-1 549

Effect of exchange rate changes on cash and cash equivalents		66	-64

Total net change in cash and cash equivalents		3 077	-1 613

Cash and cash equivalents at July 1		5 917	9 991

Cash and cash equivalents at September 30		8 994	8 378

Consolidated statements of cash flows
Nine months to September 30 (unaudited)
(USD millions)	Note	9M 2020	9M 2019

Net income from continuing operations		5 972	6 018

Adjustments to reconcile net income from continuing operations to net cash flows from operating activities from continuing operations
Reversal of non-cash items and other adjustments	6.1	7 884	6 372

Dividends received from associated companies and others		489	463

Interest received		42	172

Interest paid		-482	-540

Other financial receipts		288	61

Other financial payments		-28	-25

Taxes paid	6.2	-1 215	-1 195

Net cash flows from operating activities from continuing operations before working capital and provision changes		12 950	11 326

Payments out of provisions and other net cash movements in non-current liabilities		-1 792	-662

Change in net current assets and other operating cash flow items		-1 513	-657

Net cash flows from operating activities from continuing operations		9 645	10 007

Net cash flows from operating activities from discontinued operations			78

Total net cash flows from operating activities		9 645	10 085

Purchases of property, plant and equipment		-754	-918

Proceeds from sale of property, plant and equipment		6	809

Purchases of intangible assets		-808	-703

Proceeds from sale of intangible assets		204	421

Purchases of financial assets		-125	-223

Proceeds from sale of financial assets		467	742

Purchases of other non-current assets		-54	-34

Proceeds from sale of other non-current assets		0	4

Acquisitions and divestments of interests in associated companies, net		-6	-4

Acquisitions and divestments of businesses, net	6.3	-10 011	-3 842

Purchases of marketable securities and commodities		-1 845	-189

Proceeds from sale of marketable securities and commodities		440	2 495

Net cash flows used in investing activities from continuing operations		-12 486	-1 442

Net cash flows used in investing activities from discontinued operations	10	-125	-1 102

Total net cash flows used in investing activities		-12 611	-2 544

Dividends paid to shareholders of Novartis AG		-6 987	-6 645

Acquisitions of treasury shares		-1 074	-5 530

Proceeds from exercised options and other treasury share transactions		846	205

Increase in non-current financial debts		7 126	93

Repayments of non-current financial debts		-2 002	-3 194

Change in current financial debts		3 196	-519

Payment of lease liabilities, net		-217	-183

Impact of change in ownership of consolidated entities			-6

Other financing cash flows, net		-123	76

Net cash flows from/used in financing activities from continuing operations		765	-15 703

Net cash flows used in/from financing activities from discontinued operations	10	-37	3 279

Total net cash flows from/used in financing activities		728	-12 424

Net change in cash and cash equivalents before effect of exchange rate changes		-2 238	-4 883

Effect of exchange rate changes on cash and cash equivalents		120	-10

Total net change in cash and cash equivalents		-2 118	-4 893

Cash and cash equivalents at January 1		11 112	13 271

Cash and cash equivalents at September 30		8 994	8 378

Notes to the Condensed Interim Consolidated Financial Statements for the three-month and nine-month period ended September 30, 2020 (unaudited)

1. Basis of preparation
These Condensed Interim Consolidated Financial Statements for the three-month and nine-month period ended September 30, 2020, were prepared in accordance with International Accounting Standard 34 Interim Financial Reporting and accounting policies set out in the 2019 Annual Report published on January 29, 2020.
2. Selected critical accounting policies
The Group’s principal accounting policies are set out in Note 1 to the Consolidated Financial Statements in the 2019 Annual Report and conform with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.
The preparation of ﬁnancial statements requires management to make certain estimates and assumptions, either at the balance sheet date or during the year, which affect the reported amounts of assets and liabilities, including any contingent amounts, the distribution liability recognized in connection with the distribution of Alcon Inc. to Novartis AG shareholders, as well as of revenues and expenses. Actual outcomes and results could differ from those estimates and assumptions.
As disclosed in the 2019 Annual Report, goodwill, and acquired In-Process Research & Development projects are reviewed for impairment at least annually and these, as well as all other investments in intangible assets, are reviewed for impairment whenever an event or decision occurs that raises concern about their balance sheet carrying value. The amount of goodwill and other intangible assets on the Group’s consolidated balance sheet has risen significantly in recent years, primarily from acquisitions. Impairment testing may lead to potentially significant impairment charges in the future that could have a materially adverse impact on the Group’s results of operations and financial condition.
Non-current assets held for sale or held for distribution to owners
Non-current assets are classified as assets held for sale or related to discontinued operations when their carrying amount is to be recovered principally through a sale transaction or distribution to owners and a sale or distribution to owners is considered highly probable. They are stated at the lower of carrying amount and fair value less costs to sell with any resulting impairment recognized. Assets related to discontinued operations and assets of disposal group held for sale are not depreciated or amortized. The prior year consolidated balance sheet is not restated.
If in a subsequent period, the criteria for classification as held for sale are no longer met, the recoverable amount of assets and liabilities are reclassified out of assets held for sale into the respective balance sheet lines, prior year consolidated balance sheet is not restated. The cumulative amount of depreciation and amortization not recorded since the date of their classification to assets held for sale, and any required adjustments to the recoverable amounts of assets are recognized in the consolidated income statement.
Distribution of Alcon Inc. to Novartis AG shareholders
During the first quarter of 2019, at the Annual General Meeting (AGM) of Novartis AG shareholders, held on February 28, 2019, the Novartis AG shareholders approved a special distribution by way of a dividend in kind to effect the spin-off of Alcon Inc.
The February 28, 2019, shareholder approval for the spin-off required the Alcon Division and selected portions of corporate activities attributable to Alcon’s business (the “Alcon business”) to be reported as discontinued operations.
The shareholder approval to spin off the Alcon business also required the recognition of a distribution liability at the fair value of the Alcon business. The Group elected to measure the distribution liability at the fair value of the Alcon business net assets taken as a whole. The distribution liability was recognized through a reduction in retained earnings. It was required to be adjusted at each balance sheet date for changes in its estimated fair value, up to the date of the distribution to shareholders through retained earnings. Any resulting impairment of the business assets to be distributed would have been recognized in the consolidated income statements in “Other expense” of discontinued operations, at the date of initial recognition of the distribution liability or at subsequent dates resulting from changes of the distribution liability valuation. At the April 8, 2019 distribution settlement date, the resulting gain, which was measured as the excess amount of the distribution liability over the then-carrying value of the net assets of the business distributed, was recognized on the line “Gain on distribution of Alcon Inc. to Novartis AG shareholders” in the income statement of discontinued operations.
The recognition of the distribution liability required the use of valuation techniques for purposes of impairment testing of the Alcon business’ assets to be distributed and for the measurement of the fair value of the distribution liability. These valuations required the use of management assumptions and estimates related to the Alcon business’ future cash flows, market multiples to estimate day one market value, and control premiums to apply in estimating the Alcon business fair value. These fair value measurements were classified as “Level 3” in the fair value hierarchy. The section “—Impairment of goodwill and intangible assets” in Note 1 to the Consolidated Financial Statements of the 2019 Annual Report provides additional information on key assumptions that are highly sensitive in the estimation of fair values using valuation techniques.
Transaction costs that were directly attributable to the distribution (spin-off) of Alcon to the Novartis shareholders, and that would otherwise have been avoided, were recorded as a deduction from equity.
For additional disclosures, refer to Notes 3 and 10.
New IFRS standard effective as of January 1, 2020
IFRS 3 Business Combination amendments
The IASB issued amendments to IFRS 3 Business Combinations that revised the definition of a business, which assist entities with the evaluation of when an asset or group of assets acquired or disposed of should be considered a business. This amended standard has been applied to transactions entered into on or after January 1, 2020. The amended standard allows an entity to apply an optional concentration test, on a transaction-by-transaction basis, to evaluate whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. If this optional concentration test is met, the entity may choose to consider the transaction an acquisition of an asset or set of assets. The adoption of this amended standard on January 1, 2020 did not have a significant impact on our consolidated financial statements and is not expected to have a significant impact in future periods. However, this will depend on the facts and circumstances of future transactions and if the Group decides to apply the optional concentration test in the assessment of whether an acquired set of activities and assets is or is not a business.
There are no other IFRS standards or interpretations not yet effective that would be expected to have a material impact on the Group.
3. Significant transactions
Significant transactions in 2020
Innovative Medicines – acquisition of The Medicines Company
On November 23, 2019, Novartis entered into an agreement and plan of merger (the Merger Agreement) with The Medicines Company, a US-based pharmaceutical company headquartered in Parsippany, New Jersey USA. Pursuant to the Merger Agreement, on December 5, 2019, Novartis, through a subsidiary, commenced a tender offer to acquire all outstanding shares of The Medicines Company for USD 85 per share, or a total consideration of approximately USD 9.6 billion in cash on a fully diluted basis, including the equivalent share value related to The Medicines Company’s convertible notes, in accordance with their terms. The tender offer expired on January 3, 2020, and on January 6, 2020, the acquiring subsidiary merged with and into The Medicines Company, resulting in The Medicines Company becoming an indirect wholly owned subsidiary of Novartis. Novartis financed the transaction through available cash, and short- and long-term borrowings.
The Medicines Company is focused on the development of inclisiran, a potentially first-in-class, twice yearly therapy that allows administration during patients’ routine visits to their healthcare professionals and will potentially contribute to improved patient adherence and sustained lower LDL-C levels.
The fair value of the total purchase consideration was USD 9.6 billion. The preliminary purchase price allocation resulted in net identifiable assets of approximately USD 7.1 billion, consisting of USD 8.5 billion intangible assets, USD 1.4 billion net deferred tax liabilities and goodwill of approximately USD 2.5 billion.
Results of operations since the date of acquisition were not material.
Sandoz – acquisition of the Japanese business of Aspen Global Incorporated
On November 11, 2019, Sandoz entered into an agreement for the acquisition of the Japanese business of

Aspen Global Incorporated (AGI), a wholly owned subsidiary of Aspen Pharmacare Holdings Limited. Under the agreement, Sandoz acquired the shares in Aspen Japan K.K. and associated assets held by AGI. The transaction closed on January 31, 2020.
Aspen’s portfolio in Japan consists of off-patent medicines with a focus on anesthetics and specialty brands. The acquisition will enable Sandoz to expand its presence in the third-largest worldwide generics marketplace.
The purchase price consist of EUR 274 million (USD 303 million) upfront payment, less customary purchase price adjustment of EUR 27 million (USD 30 million), plus potential milestone payments of up to EUR 70 million (USD 77 million), which AGI is eligible to receive upon the achievement of specified milestones.
The fair value of the total purchase consideration was EUR 294 million (USD 324 million). The amount consisted of a cash payment of EUR 247 million (USD 273 million) and the fair value of contingent consideration of EUR 47 million (USD 51 million), which AGI is eligible to receive upon the achievement of specified milestones. The preliminary purchase price allocation resulted in net identifiable assets of USD 238 million, consisting of USD 196 million intangible assets, USD 26 million other net assets, USD 16 million net deferred tax assets. Goodwill amounted to USD 86 million. Results of operations since the date of acquisition were not material.
Sandoz – retention of US dermatology business and generic US oral solids portfolio, previously planned to be divested
On September 6, 2018, Novartis announced that it entered into a stock and asset purchase agreement (SAPA) with Aurobindo Pharma USA Inc. (Aurobindo) for the sale of selected portions of its Sandoz US portfolio, specifically the Sandoz US dermatology business and generic US oral solids portfolio, for USD 0.8 billion in cash and potential earnouts. The closing was conditional on obtaining regulatory approval.
In March 2020, Novartis took the decision to retain the Sandoz US generic oral solids and dermatology businesses and entered into a mutual agreement with Aurobindo to terminate the transaction. The decision was taken as regulatory approval from the US Federal Trade Commission was not obtained within the SAPA agreed timelines.
The cumulative amount of the depreciation on property, plant and equipment and amortization on intangible assets, not recorded in the consolidated income statement since the date of classification as held for sale, amounting to USD 38 million and USD 102 million, respectively, was recognized in the consolidated income statement in the first quarter of 2020. In addition, an impairment of currently marketed products of USD 42 million was recognized in the first quarter of 2020 consolidated income statement.
As at March 31, 2020, the assets and liabilities of the Sandoz US generic oral solids and dermatology businesses were reclassified out of assets and liabilities of disposal group held for sale. The prior year balance sheet is not required to be restated.
In the Group’s consolidated balance sheet at December 31, 2019, the assets and liabilities classified as disposal group assets and liabilities held for sale consisted of the following:
(USD millions)	Dec 31, 2019

Assets of disposal group classified as held for sale
Property, plant and equipment	169

Intangible assets other than goodwill	475

Deferred tax assets	11

Other non-current assets	2

Inventories	181

Other current assets	3

Total	841

Liabilities of disposal group classified as held for sale
Deferred tax liabilities	2

Provisions and other non-current liabilities	4

Provisions and other current liabilities	25

Total	31

There are no cumulative income or expenses included in other comprehensive income relating to the disposal group.
Significant transactions in 2019
Completion of the spin-off of the Alcon business through a dividend in kind distribution to Novartis AG shareholders
On June 29, 2018, Novartis announced its intention to seek shareholder approval for the spin-off of the Alcon business into a separately traded standalone company, following the complete structural separation of the Alcon business into a standalone company (the Alcon business or Alcon Inc.).
The Novartis AG shareholders approved the spin-off of the Alcon business at the 2019 Annual General Meeting held on February 28, 2019, subject to completion of certain conditions precedent to the distribution. Upon shareholder approval, the Alcon business was reported as discontinued operations, and the fair value of the Alcon business exceeded the carrying value of its net assets.
The conditions precedent to the spin-off were met and on April 8, 2019 the spin-off of the Alcon business was effected by way of a distribution of a dividend in kind of Alcon Inc. shares to Novartis AG shareholders and ADR (American Depositary Receipt) holders (the Distribution), which amounted to USD 23.4 billion and is recognized as a reduction to retained earnings. Through the Distribution, each Novartis AG shareholder received one Alcon Inc. share for every five Novartis AG shares/ADRs they held on April 8, 2019, close of business. As of April 9, 2019, the shares of Alcon Inc. are listed on the SIX Swiss Exchange (SIX) and on the New York Stock Exchange (NYSE) under the symbol “ALC.”
The dividend in kind distribution liability to effect the spin-off of the Alcon business (the distribution liability) amounted to USD 26.4 billion at March 31, 2019, unchanged from its initial recognition on February 28, 2019, and was in excess of the carrying value of the Alcon business net assets as of February 28, 2019, and as of

March 31, 2019. The net assets of the Alcon business amounted to USD 23.1 billion as at March 31, 2019.
On March 6, 2019, Alcon entered into financing arrangements with a syndicate of banks under which it borrowed on April 2, 2019, a total amount of USD 3.2 billion. These borrowings consisted of approximately USD 2.8 billion and the equivalent of USD 0.4 billion in EUR in bridge and other term loans under such Alcon facilities agreement. In addition, approximately USD 0.3 billion of borrowings under a number of local bilateral facilities in different countries, with the largest share of borrowings in Japan, were raised. This resulted in a total gross debt of USD 3.5 billion. These outstanding borrowings of the Alcon legal entities were recorded in the balance sheet and financing cash flow from discontinued operations. Prior to the spin-off, through a series of intercompany transactions, Alcon legal entities paid approximately USD 3.1 billion in cash to Novartis and its affiliates.
At the April 8, 2019 Distribution, the fair value of the distribution liability of the Alcon business amounted to USD 23.4 billion, a decrease of USD 3.0 billion from March 31, 2019. As mentioned above, prior to the spin-off, through a series of intercompany transactions, Alcon legal entities incurred additional net financial debt and paid approximately USD 3.1 billion in cash to Novartis and its affiliates. This additional net debt and transactions resulted in a decrease in Alcon’s net assets to USD 20.0 billion at the date of the Distribution of the dividend in kind to Novartis AG shareholders on April 8, 2019. The distribution liability at April 8, 2019, remained in excess of the then-carrying value of the Alcon business net assets.
Certain consolidated foundations own Novartis AG dividend-bearing shares restricting their availability for use by the Group. These Novartis AG shares are accounted for as treasury shares. Through the Distribution, these foundations received Alcon Inc. shares representing an approximate 4.7% equity interest in Alcon Inc. Upon the loss of control of Alcon Inc. through the Distribution, the financial investment in Alcon Inc. was recognized at its fair value based on the opening traded share price of Alcon Inc. on April 9, 2019 (a Level 1 hierarchy valuation). At initial recognition, its fair value of USD 1.3 billion was reported on the Group’s consolidated balance sheet as a financial asset. Management has designated this investment at fair value through other comprehensive income.
The total non-taxable, non-cash gain recognized at the distribution date of the spin-off of the Alcon business amounted to USD 4.7 billion consisting of:
(USD millions)	April 8, 2019

Net assets derecognized	-20 025

Derecognition of distribution liability	23 434

Difference between net assets and distribution liability	3 409

Recognition of Alcon Inc. shares obtained through consolidated foundations	1 273

Currency translation gains recycled into the consolidated income statement	123

Transaction costs recognized in the consolidated income statement	-114

Gain on distribution of Alcon Inc. to Novartis AG shareholders	4 691

For additional disclosure on discontinued operations, refer to Note 10.
Innovative Medicines – acquisition of IFM Tre, Inc.
On May 7, 2019, Novartis acquired IFM Tre, Inc., a privately held, US-based biopharmaceutical company focused on developing anti-inflammatory medicines targeting the NLRP3 inflammasome. The acquisition gives Novartis full rights to IFM Tre, Inc.’s portfolio of NLRP3 antagonists. The NLRP3 antagonists portfolio consists of one clinical program and two preclinical programs: IFM-2427, a first-in-class, clinical-stage systemic antagonist for an array of chronic inflammatory disorders, including atherosclerosis and nonalcoholic steatohepatitis (NASH); a preclinical-stage gutdirected molecule for the treatment of inflammatory bowel disease; and a preclinical-stage central nervous system (CNS)-penetrant molecule.
The previously held interest of 9% was adjusted to its fair value of USD 33 million through the consolidated income statement at acquisition date. This remeasurement resulted in a gain of USD 14 million. The fair value of the total purchase consideration for acquiring the 91% stake Novartis did not already own amounted to USD 361 million. The amount consisted of an initial cash payment of USD 285 million, and the fair value of the contingent consideration of USD 76 million due to the IFM Tre, Inc. shareholders, which they are eligible to receive upon the achievement of specified development and commercialization milestones. The purchase price allocation resulted in net identifiable assets of USD 355 million, mainly intangibles, and goodwill of USD 39 million. The 2019 results of operations since the date of acquisition were not material.
Innovative Medicines – acquisition of Xiidra
On May 8, 2019, Novartis entered into an agreement with Takeda Pharmaceutical Company Limited (Takeda) to acquire the assets associated with Xiidra (lifitegrast ophthalmic solution) 5% worldwide. Xiidra is the first and only prescription treatment approved to treat both signs and symptoms of dry eye by inhibiting inflammation caused by the disease. The transaction bolsters the Novartis front-of-the-eye portfolio and ophthalmic leadership. The transaction closed on July 1, 2019. The purchase price consists of a USD 3.4 billion upfront payment, customary purchase price adjustments of USD 0.1 billion, and the potential milestone payments of up to USD 1.9 billion, which Takeda is eligible to receive upon the achievement of specified commercialization milestones.
The fair value of the total purchase consideration was USD 3.7 billion. The amount consists of an initial cash payment of USD 3.5 billion, and the fair value of the contingent consideration of USD 0.2 billion, which Takeda is eligible to receive upon the achievement of specified commercialization milestones.
The purchase price allocation resulted in net identifiable assets of approximately USD 3.6 billion, consisting mainly of intangible assets of USD 3.6 billion, and goodwill amounted to approximately USD 0.1 billion. In 2019, from the date of acquisition, the business generated net sales of USD 0.2 billion. Management estimated that net sales for the entire year of 2019 would have amounted to USD 0.3 billion, had the business been acquired at the beginning of the 2019 reporting period.

The 2019 results of operations since the date of acquisition were not material.
4. Summary of equity attributable to Novartis AG shareholders
		Number of outstanding shares (in millions)		Issued share capital and reserves attributable to Novartis AG shareholders (in USD millions)

	Note	2020	2019	9M 2020	9M 2019

Balance at beginning of year		2 265.0	2 311.2	55 474	78 614

Impact of change in accounting policy	4.3				3

Restated equity at January 1				55 474	78 617

Shares acquired to be cancelled		-14.7	-60.3	-1 305	-5 351

Other share purchases		-1.6	-1.7	-155	-156

Exercise of options and employee transactions		14.7	5.5	806	200

Equity-based compensation		10.8	9.9	553	641

Shares delivered to Alcon employees as a result of the Alcon spin-off		0.3		29	32

Taxes on treasury share transactions	4.4			31	-189

(Increase)/Decrease of treasury share repurchase obligation under a share buyback trading plan	4.1			-857	284

Dividends to shareholders of Novartis AG				-6 987	-6 645

Dividend in kind to effect the spin-off of Alcon Inc.					-23 434

Net income of the period attributable to shareholders of Novartis AG				5 978	10 607

Other comprehensive income attributable to shareholders of Novartis AG				904	-1 841

Transaction costs, net of taxes	4.5				-253

Impact of change in ownership of consolidated entities					-3

Other movements	4.2			13	15

Balance at September 30		2 274.5	2 264.6	54 484	52 524

4.1. In 2020, Novartis entered into an irrevocable, non-discretionary arrangement with a bank to repurchase Novartis shares to mitigate dilution related to participation plans of associates. Novartis is able to cancel this arrangement at any time but could be subject to a 90-day waiting period. The commitment under this arrangement therefore reflects the obligated purchases by the bank under such trading plan over a rolling 90-day period, or if shorter, until the maturity date of such trading plan. The commitment under this arrangement amounted to USD 857 million as of September 30, 2020.
In 2019, Novartis entered into a similar irrevocable, non-discretionary arrangement with a bank to repurchase Novartis shares. The commitment under this arrangement reflected the expected purchases by the bank under such trading plans over a rolling 90-day period. As of September 30, 2019, this trading plan commitment was fully executed and expired, and as a consequence, there is no contingent liability related to this plan recognized.
4.2. Other movements includes, for subsidiaries in hyperinﬂationary economies, the impact of the restatement of the non-monetary assets and liabilities with the general price index at the beginning of the period as well as the restatement of the equity balances of the current year.
4.3. In 2019, the impact of change in accounting policy includes USD 3 million related to the implementation of IFRS 16 Leases.
4.4. Included in 2019 is a USD 69 million impact related to the revaluation of deferred tax liability on treasury shares that are recognized through retained earnings. This revaluation resulted from the Swiss Federal tax reform enacted in May 2019, effective January 1, 2020.
4.5. In 2019, transaction costs that were directly attributable to the distribution (spin-off) of Alcon Inc. to Novartis shareholders and that would otherwise have been avoided, were recorded as a deduction from equity.

5. Financial instruments
Fair value by hierarchy
The following table illustrates the three hierarchical levels for valuing financial instruments at fair value as of September 30, 2020 and December 31, 2019. For additional information on the hierarchies and other matters, please refer to the Consolidated Financial Statements in the 2019 Annual Report, published on January 29, 2020.
	Level 1		Level 2		Level 3		Total

(USD millions)	Sep 30, 2020	Dec 31, 2019	Sep 30, 2020	Dec 31, 2019	Sep 30, 2020	Dec 31, 2019	Sep 30, 2020	Dec 31, 2019

Marketable securities
Debt securities			25	24			25	24

Fund investments	31	37					31	37

Total marketable securities	31	37	25	24			56	61

Derivative financial instruments			177	102			177	102

Total marketable securities and derivative financial instruments	31	37	202	126			233	163

Long-term financial investments
Debt and equity securities	1 030	976			470	581	1 500	1 557

Fund investments					280	233	280	233

Contingent consideration receivables					448	399	448	399

Total long-term financial investments	1 030	976			1 198	1 213	2 228	2 189

Associated companies at fair value through profit or loss					178	186	178	186

Contingent consideration payables					-1 067	-1 036	-1 067	-1 036

Other financial liabilities					-18	-29	-18	-29

Derivative financial instruments			-145	-185			-145	-185

Total financial liabilities at fair value			-145	-185	-1 085	-1 065	-1 230	-1 250

During the nine months of 2020, there were no significant transfers from one level to the other and no significant transactions associated with level 3 financial instruments. During the third quarter of 2020, there were three non-significant transfers of equity securities from level 3 to level 1 for USD 111 million due to Initial Public Offerings.
The fair value of straight bonds amounted to USD 30.6 billion at September 30, 2020 (USD 23.7 billion at December 31, 2019) compared to the balance sheet value of USD 27.7 billion at September 30, 2020 (USD 22.2 billion at December 31, 2019). For all other financial assets and liabilities, the carrying amount is a reasonable approximation of the fair value. The carrying amount of financial assets included in the line total long-term financial investments of USD 2.2 billion at September 30, 2020 (USD 2.2 billion at December 31, 2019) is included in line “Financial and other non-current assets” of the consolidated balance sheets.
In accordance with the consolidated foundations Alcon Inc. share divestment plans, Alcon Inc. shares with a fair value of USD 287 million were sold, or otherwise disposed of, in the nine months of 2020 and the USD 16 million gain on disposal was transferred from other comprehensive income to retained earnings (third quarter: nil).
The Group’s exposure to financial risks has not changed significantly during the period and there have been no major changes to the risk management department or in any risk management policies.

Non-current financial debt – issuance of bonds
Novartis issued the following straight bonds during 2020:
Coupon	Currency	Nominal amount (millions)	Maturity year	Issuer	Issue price	Carrying value Sep 30, 2020 (USD millions)

1.75%	USD	1 000	2025	Novartis Capital Corporation, New York, United States	99.852%	996

2.00%	USD	1 250	2027	Novartis Capital Corporation, New York, United States	99.909%	1 245

2.20%	USD	1 500	2030	Novartis Capital Corporation, New York, United States	99.869%	1 492

2.75%	USD	1 250	2050	Novartis Capital Corporation, New York, United States	97.712%	1 213

0.00% [1]	EUR	1 850	2028	Novartis Finance S.A., Luxembourg, Luxembourg	99.354%	2 151

[1] The EUR 1 850 million bond issued on September 16, 2020, features a coupon step-up of 0.25% commencing with first interest payment date after December 31, 2025, if one or both of the 2025 Patient Access Targets are not met. These 2025 Patient Access Targets are the 2025 Flagship Programs Patient Reach Target and the 2025 Strategic Innovative Therapies Patient Reach Target, as defined in the bond agreement.

6. Details to the consolidated statements of cash flows
6.1. Reversal of non-cash items and other adjustments from continuing operations
(USD millions)	Q3 2020	Q3 2019

Depreciation, amortization and impairments on:
Property, plant and equipment	705	446

Right-of-use assets	82	78

Intangible assets	947	878

Financial assets [1]	-139	-29

Change in provisions and other non-current liabilities	498	382

Gains on disposal and other adjustments on property, plant and equipment; intangible assets; financial assets; and other non-current assets, net	-93	-17

Equity-settled compensation expense	202	216

Income from associated companies	-226	-253

Taxes	478	366

Net financial expense	228	204

Total	2 682	2 271

[1] Includes fair value adjustments
(USD millions)	9M 2020	9M 2019

Depreciation, amortization and impairments on:
Property, plant and equipment	1 405	1 165

Right-of-use assets	236	227

Intangible assets	3 206	2 497

Financial assets [1]	-266	-49

Change in provisions and other non-current liabilities	1 336	1 400

Gains on disposal and other adjustments on property, plant and equipment; intangible assets; financial assets; and other non-current assets, net	-148	-701

Equity-settled compensation expense	579	588

Income from associated companies	-532	-509

Taxes	1 347	1 163

Net financial expense	721	591

Total	7 884	6 372

[1] Includes fair value adjustments

6.2. Total amount of taxes paid
During the nine-month period of 2020, the total amount of taxes paid was USD 1 303 million (Q3 2020: USD 316 million), of which USD 1 215 million (Q3 2020: USD 316 million) was included within “Net cash flows from operating activities from continuing operations”, and USD 88 million (Q3 2020: nil) was included within “Net cash flows used in investing activities from discontinued operations.”
During the nine-month period of 2019, the total amount of taxes paid was USD 1 233 million (Q3 2019: USD 235 million), of which USD 38 million (Q3 2019: nil) was included within “Net cash flows from operating activities from discontinued operations.”
6.3. Cash flows arising from acquisitions and divestments of businesses, net
(USD millions)	Q3 2020	Q3 2019	9M 2020	9M 2019

Net assets recognized as a result of business combinations	-143	-3 651	-10 173	-4 124

Fair value of previously held equity interests	6		6	33

Receivables and payables contingent consideration, net	21	166	98	242

Payments, deferred consideration and other adjustments, net	-29		36	-3

Cash flows used for acquisitions of businesses	-145	-3 485	-10 033	-3 852

Cash flows from divestments of businesses, net [1]	35	25	22	10

Cash flows used for acquisitions and divestments of businesses, net	-110	-3 460	-10 011	-3 842

[1] In the first nine months of 2020 the USD 22 million (Q3 2020: USD 35 million) included USD 19 million (Q3 2020: USD 34 million) net cash inflows from previous years divestments and USD 3 million (Q3 2020: USD 1 million) net cash inflows from business divestments in 2020. The net identifiable assets of the 2020 divested businesses comprised property, plant and equipment of USD 6 million.
In the first nine months of 2019 the USD 10 million (Q3 2019: USD 25 million) included USD 19 million (Q3 2019: USD 4 million) net cash outflows from previous years divestments and USD 29 million net cash inflows in the third quarter from business divestments in 2019. The net identifiable assets of the 2019 divested businesses amounted to USD 63 million, comprised of non-current asset of USD 65 million, current assets of USD 9 million, non-current liabilities USD 7 million and current liabilities of USD 4 million.

Notes 3 and 7 provide further information regarding acquisitions and divestments of businesses. All acquisitions were for cash.
7. Acquisition of businesses
Fair value of assets and liabilities arising from acquisitions:
(USD millions)	9M 2020	9M 2019

Property, plant and equipment	26	44

Right-of-use assets	32

Currently marketed products	196	3 550

Acquired research and development	8 600	433

Other intangible assets	218	0

Deferred tax assets	476	52

Non-current financial and other assets	49	8

Inventories	84	186

Trade receivables, financial and other current assets	109	4

Cash and cash equivalents	76

Deferred tax liabilities	-1 977	-123

Current and non-current financial debts	-32	-2

Current and non-current lease liabilities	-44

Trade payables and other liabilities	-144	-167

Net identifiable assets acquired	7 669	3 985

Acquired cash and cash equivalents	-76

Goodwill	2 580	139

Net assets recognized as a result of business combinations	10 173	4 124

Note 3 details significant acquisitions of businesses, specifically, The Medicines Company and the Japanese business of AGI in 2020, Xiidra and IFM Tre, Inc. in 2019. The goodwill arising out of these acquisitions is attributable to the buyer specific synergies, the assembled workforce, and the accounting for deferred tax liabilities on the acquired assets. Goodwill of USD 73 million in 2020 (2019: USD 100 million) is tax deductible.
8. Legal proceedings update
A number of Novartis companies are, and will likely continue to be, subject to various legal proceedings, including litigations, arbitrations and governmental investigations, that arise from time to time. Legal proceedings are inherently unpredictable. As a result, the Group may become subject to substantial liabilities that may not be covered by insurance and may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flow. Note 20 to the Consolidated Financial Statements in our 2019 Annual Report and 2019 Form 20-F contains a summary as of the date of these reports of significant legal proceedings to which Novartis or its subsidiaries were a party. The following is a summary as of October 26, 2020 of significant developments in those proceedings, as well as any new significant proceedings commenced since the date of the 2019 Annual Report and 2019 Form 20-F.
Investigations and related litigations
Government generic pricing antitrust investigations, antitrust class actions
Since 2016, Sandoz Inc. received grand jury subpoenas and a civil investigative demand and interrogatories from the Antitrust and Civil Divisions of the US Department of Justice (DOJ) in connection with alleged price fixing and market allocation of generic drugs in the US market as well as alleged False Claims Act violations. Sandoz Inc. reached a resolution with the DOJ Antitrust Division, pursuant to which Sandoz Inc. agreed to pay USD 195 million and entered into a deferred prosecution agreement. The Sandoz resolution related to instances of misconduct at the company between 2013 and 2015 with regard to certain generic drugs sold in the United States. Under the terms of that agreement, Sandoz Inc. will continue to take steps to enhance its compliance program, employee training and monitoring, and will continue to cooperate with the US government’s ongoing investigation into the generic pharmaceutical industry. Sandoz Inc. is also in negotiations with the DOJ Civil Division to resolve potential related claims and has recorded a provision of USD 187 million.
Southern District of New York (S.D.N.Y.) marketing practices investigation and litigation
In 2013, the US government filed a civil complaint in intervention to an individual qui tam action against Novartis Pharmaceuticals Corporation (NPC) in the United States District Court (USDC) for the S.D.N.Y. The complaint, as subsequently amended, asserted federal False Claims Act (FCA) and common law claims with respect to speaker programs and other promotional activities for certain NPC cardiovascular medications (Lotrel, Starlix and Valturna) allegedly serving as mechanisms to provide kickbacks to healthcare professionals (HCPs). Also in 2013, New York State filed a civil complaint in intervention asserting similar claims. In July 2020, Novartis finalized its settlement agreement with the S.D.N.Y, the New York State Attorney General and the individual relator to resolve their claims. As part of this settlement, Novartis agreed to pay USD 0.7 billion, and has agreed to new corporate integrity obligations with the Office of Inspector General of the US Department of Health & Human Services.
U.S. Government Foreign Corrupt Practices Act (FCPA) investigations
In June 2020, Novartis reached settlements with the DOJ and the US Securities and Exchange Commission (SEC) resolving all Foreign Corrupt Practices Act (FCPA) investigations into historical conduct by Novartis and its subsidiaries. These investigations were previously disclosed in Note 20 to the Consolidated Financial Statements in our 2019 Annual Report and 2019 Form 20-F under the headings “Greece investigation,” “South Korea investigation” and “Asia/Russia investigation.” As part of the coordinated resolution of these investigations, Novartis and certain of its current and former subsidiaries agreed to pay USD 0.3 billion. To resolve the DOJ investigation, Novartis Hellas S.A.C.I. entered into a deferred prosecution agreement (“Novartis Hellas DPA”) pertaining to inappropriate economic benefits provided to Greek healthcare professionals from 2012 to 2015 in connection with the ophthalmology product Lucentis. The Novartis Hellas DPA also covers books and records issues pertaining to the Lucentis conduct and to conduct related to a 2009 epidemiological study. The resolutions contain no allegations relating to any bribery of Greek politicians, which is consistent with what Novartis found in its own internal investigation. Alcon Pte Ltd, a former Novartis subsidiary, has entered into a separate deferred prosecution agreement with the DOJ (“Alcon DPA”) pertaining to inappropriate economic benefits provided to Vietnamese healthcare professionals and books and records violations from 2011 to 2014 in Vietnam. This conduct related to a consultancy program run by a distributor in Vietnam. To resolve the SEC investigation, Novartis AG reached an agreement pertaining to internal controls and books and records violations in Greece, Vietnam and South Korea. The violations in Greece pertain to the Lucentis-related conduct covered in the Novartis Hellas DPA as well as controls issues with

Novartis Hellas post-approval studies identified by internal review in 2012 and resolved by 2013. In Vietnam, the violations relate to the activities involving an Alcon distributor that are the subject of the Alcon DPA. In South Korea, the violations relate to conduct for which Novartis has already taken responsibility in South Korea, where Novartis is in the final stages of resolving these issues with the local authorities. The SEC agreement also addresses certain internal controls and books and records issues related to Alcon China’s placement of surgical devices.
Lucentis/Avastin® matters
In 2019, the French Competition Authority (FCA) issued a Statement of Objections against Novartis entities alleging anti-competitive practices on the French market for anti-vascular endothelial growth factor treatments for neovascular age-related macular degeneration from 2008 to 2013. In September 2020, the FCA issued a decision finding that the Novartis entities had infringed competition law and imposing a fine of EUR 385 million (equivalent to approximately USD 452 million). Novartis is appealing the FCA’s decision. As of September 30, 2020, a provision in the amount of USD 452 million has been recorded for this matter in the Innovative Medicines Division.
In addition to the matters described above, there have been other developments in the other legal matters described in Note 20 to the Consolidated Financial Statements contained in our 2019 Annual Report and 2019 Form 20-F.
Novartis believes that its total provisions for investigations, product liability, arbitration and other legal matters are adequate based upon currently available information. However, given the inherent difficulties in estimating liabilities, there can be no assurance that additional liabilities and costs will not be incurred beyond the amounts provided.
9. Segmentation of key figures
 The businesses of Novartis are divided operationally on a worldwide basis into two identified reporting segments, Innovative Medicines and Sandoz. In addition, we separately report Corporate activities.
Reporting segments are presented in a manner consistent with the internal reporting to the chief operating decision maker which is the Executive Committee of Novartis. The reporting segments are managed separately because they each research, develop, manufacture, distribute and sell distinct products that require differing marketing strategies.
The Executive Committee of Novartis is responsible for allocating resources and assessing the performance of the reporting segments.
The reporting segments are as follows:
Innovative Medicines researches, develops, manufactures, distributes and sells patented prescription medicines. The Innovative Medicines Division is organized into two global business units: Novartis Oncology and Novartis Pharmaceuticals. Novartis Oncology consists of the global business franchise Oncology, and Novartis Pharmaceuticals consists of the global business franchises Ophthalmology; Immunology, Hepatology and Dermatology; Neuroscience; Respiratory; Cardiovascular, Renal and Metabolism; and Established Medicines.
Sandoz develops, manufactures and markets finished dosage form medicines as well as intermediary products including active pharmaceutical ingredients. Sandoz is organized globally into three franchises: Retail Generics, Anti-Infectives and Biopharmaceuticals. In Retail Generics, Sandoz develops, manufactures and markets active ingredients and finished dosage forms of small molecule pharmaceuticals to third parties across a broad range of therapeutic areas, as well as finished dosage form of anti-infectives sold to third parties. In Anti-Infectives, Sandoz manufactures and supplies active pharmaceutical ingredients and intermediates, mainly antibiotics, for internal use by Retail Generics and for sale to third-party customers. In Biopharmaceuticals, Sandoz develops, manufactures and markets protein- or other biotechnology-based products, including biosimilars, and provides biotechnology manufacturing services to other companies.
The divisions are supported by Novartis Institutes for BioMedical Research, Global Drug Development, Novartis Technical Operations and Novartis Business Services. Corporate includes the costs of the Group headquarters and those of corporate coordination functions in major countries, and items that are not specific to one segment. Further details are provided in Note 3 to the Consolidated Financial Statements of the 2019 Annual Report.
Following the February 28, 2019, shareholders’ approval of the spin-off of the Alcon business, the Group reported its financial results as “continuing operations” and “discontinued operations” (refer to Notes 2, 3 and 10 for further details).
Continuing operations comprise the activities of Innovative Medicines and Sandoz Divisions and the continuing Corporate activities.
Discontinued operations included in 2019 the operational results from the Alcon eye care devices business and certain Corporate activities attributable to the Alcon business prior to the spin-off, the gain on distribution of Alcon Inc. to Novartis AG shareholders, and certain other expenses related to the Distribution (see Notes 2, 3 and 10).

Segmentation – Consolidated income statement
Third quarter
	Innovative Medicines		Sandoz		Corporate (including eliminations)		Group

(USD millions)	Q3 2020	Q3 2019	Q3 2020	Q3 2019	Q3 2020	Q3 2019	Q3 2020	Q3 2019

Net sales to third parties from continuing operations	9 837	9 688	2 422	2 484			12 259	12 172

Sales to continuing segments	193	190	45	42	-238	-232

Net sales from continuing operations	10 030	9 878	2 467	2 526	-238	-232	12 259	12 172

Other revenues	265	295	10	7	4	8	279	310

Cost of goods sold	-2 750	-2 679	-1 255	-1 354	252	257	-3 753	-3 776

Gross profit from continuing operations	7 545	7 494	1 222	1 179	18	33	8 785	8 706

Selling, general and administration	-2 825	-2 868	-488	-532	-106	-149	-3 419	-3 549

Research and development	-1 930	-2 002	-216	-197			-2 146	-2 199

Other income	174	86	34	40	198	70	406	196

Other expense	-966	-306	-157	-299	-91	-191	-1 214	-796

Operating income from continuing operations	1 998	2 404	395	191	19	-237	2 412	2 358

as % of net sales	20.3%	24.8%	16.3%	7.7%			19.7%	19.4%

Income from associated companies			1	1	225	252	226	253

Interest expense							-209	-216

Other financial income and expense							-19	12

Income before taxes from continuing operations							2 410	2 407

Taxes							-478	-366

Net income from continuing operations							1 932	2 041

Net income							1 932	2 041

Nine months to September 30
	Innovative Medicines		Sandoz		Corporate (including eliminations)		Group

(USD millions)	9M 2020	9M 2019	9M 2020	9M 2019	9M 2020	9M 2019	9M 2020	9M 2019

Net sales to third parties from continuing operations	28 780	27 794	7 109	7 248			35 889	35 042

Sales to continuing and discontinued segments	602	616	137	118	-739	-681		53

Net sales from continuing operations	29 382	28 410	7 246	7 366	-739	-681	35 889	35 095

Other revenues	772	806	45	41	162	19	979	866

Cost of goods sold	-7 830	-7 230	-3 869	-3 945	795	742	-10 904	-10 433

Gross profit from continuing operations	22 324	21 986	3 422	3 462	218	80	25 964	25 528

Selling, general and administration	-8 446	-8 432	-1 504	-1 644	-323	-388	-10 273	-10 464

Research and development	-6 036	-5 960	-611	-589			-6 647	-6 549

Other income	500	1 008	83	122	516	258	1 099	1 388

Other expense	-1 556	-1 525	-719	-605	-360	-510	-2 635	-2 640

Operating income from continuing operations	6 786	7 077	671	746	51	-560	7 508	7 263

as % of net sales	23.6%	25.5%	9.4%	10.3%			20.9%	20.7%

Income from associated companies	1	1	2	2	529	506	532	509

Interest expense							-668	-647

Other financial income and expense							-53	56

Income before taxes from continuing operations							7 319	7 181

Taxes							-1 347	-1 163

Net income from continuing operations							5 972	6 018

Net loss from discontinued operations before gain on distribution of Alcon Inc. to Novartis AG shareholders								-101

Gain on distribution of Alcon Inc. to Novartis AG shareholders								4 691

Net income from discontinued operations								4 590

Net income							5 972	10 608

Segmentation – Additional consolidated balance sheet and income statement disclosure
	Innovative Medicines		Sandoz		Corporate (including eliminations)		Group

(USD millions)	Sep 30, 2020	Dec 31, 2019	Sep 30, 2020	Dec 31, 2019	Sep 30, 2020	Dec 31, 2019	Sep 30, 2020	Dec 31, 2019

Total assets	82 104	71 225	16 550	16 468	31 024	30 677	129 678	118 370

Total liabilities	-15 056	-15 332	-3 655	-3 804	-56 413	-43 683	-75 124	-62 819

Total equity							54 554	55 551

Net debt					25 354	15 938	25 354	15 938

Net operating assets/(liabilities)	67 048	55 893	12 895	12 664	-35	2 932	79 908	71 489

Included in net operating assets are:
Property, plant and equipment	9 431	9 632	1 763	1 888	517	549	11 711	12 069

Goodwill	21 476	18 750	8 048	7 767	8	7	29 532	26 524

Intangible assets other than goodwill	35 191	27 586	1 564	1 125	128	76	36 883	28 787

In the third quarter net impairment charges for property, plant and equipment from continuing operations amounted to USD 381 million (2019: USD 116 million) of which USD 280 million (2019: USD 49 million) in the Innovative Medicines Division and USD 101 million (2019: USD 67 million) in the Sandoz Division.
In the first nine months net impairment charges for property, plant and equipment from continuing operations amounted to USD 403 million (2019: USD 160 million) of which USD 291 million (2019: USD 85 million) in the Innovative Medicines Division and USD 112 million (2019: USD 75 million) in the Sandoz Division.
The following table shows the intangible asset impairment charges from continuing operations:

(USD millions)	Q3 2020	Q3 2019	9M 2020	9M 2019

Innovative Medicines [1]	-68	-13	-577	-479

Sandoz	-48	-35	-90	-47

Total	-116	-48	-667	-526

[1] Nine months 2020 includes an impairment of USD 485 million related to the write-down of IPR&D related to cessation of clinical development program ZPL389 for atopic dermatitis.
Nine months 2019 includes an impairment of USD 416 million related to the write-down of IPR&D acquired through the 2015 Spinifex Pharmaceuticals Inc. acquisition.

Segmentation – Net sales by region1
Third quarter
	Q3 2020 USD m	Q3 2019 USD m	% change USD	% change cc 2	Q3 2020 % of total	Q3 2019 % of total

Innovative Medicines

Europe	3 455	3 195	8	5	35	33

US	3 632	3 725	-2	-2	37	38

Asia/Africa/Australasia	2 154	2 112	2	1	22	22

Canada and Latin America	596	656	-9	4	6	7

Total	9 837	9 688	2	1	100	100

Of which in Established Markets	7 556	7 405	2	0	77	76

Of which in Emerging Growth Markets	2 281	2 283	0	4	23	24

Sandoz

Europe	1 298	1 297	0	-2	54	52

US	547	655	-16	-16	23	26

Asia/Africa/Australasia	385	333	16	14	16	13

Canada and Latin America	192	199	-4	6	7	9

Total	2 422	2 484	-2	-3	100	100

Of which in Established Markets	1 780	1 823	-2	-5	73	73

Of which in Emerging Growth Markets	642	661	-3	2	27	27

Continuing operations

Europe	4 753	4 492	6	3	39	37

US	4 179	4 380	-5	-5	34	36

Asia/Africa/Australasia	2 539	2 445	4	2	21	20

Canada and Latin America	788	855	-8	4	6	7

Total	12 259	12 172	1	0	100	100

Of which in Established Markets	9 336	9 228	1	-1	76	76

Of which in Emerging Growth Markets	2 923	2 944	-1	4	24	24

[1] Net sales from operations by location of third-party customer. Emerging Growth Markets comprise all markets other than the Established Markets of the US, Canada, Western Europe, Japan, Australia and New Zealand.

[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 54.

Segmentation – Net sales by region1
Nine months to September 30
	9M 2020 USD m	9M 2019 USD m	% change USD	% change cc 2	9M 2020 % of total	9M 2019 % of total

Innovative Medicines

Europe	9 821	9 547	3	4	34	34

US	10 689	10 054	6	6	37	36

Asia/Africa/Australasia	6 455	6 235	4	4	22	22

Canada and Latin America	1 815	1 958	-7	6	7	8

Total	28 780	27 794	4	5	100	100

Of which in Established Markets	21 822	21 043	4	4	76	76

Of which in Emerging Growth Markets	6 958	6 751	3	9	24	24

Sandoz

Europe	3 856	3 807	1	2	54	53

US	1 625	1 887	-14	-14	23	26

Asia/Africa/Australasia	1 060	984	8	8	15	14

Canada and Latin America	568	570	0	10	8	7

Total	7 109	7 248	-2	0	100	100

Of which in Established Markets	5 246	5 314	-1	-1	74	73

Of which in Emerging Growth Markets	1 863	1 934	-4	2	26	27

Continuing operations

Europe	13 677	13 354	2	3	38	38

US	12 314	11 941	3	3	34	34

Asia/Africa/Australasia	7 515	7 219	4	5	21	21

Canada and Latin America	2 383	2 528	-6	7	7	7

Total	35 889	35 042	2	4	100	100

Of which in Established Markets	27 068	26 357	3	3	75	75

Of which in Emerging Growth Markets	8 821	8 685	2	7	25	25

[1] Net sales from operations by location of third-party customer. Emerging Growth Markets comprise all markets other than the Established Markets of the US, Canada, Western Europe, Japan, Australia and New Zealand.

[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 54.

Segmentation – Net sales by business franchise
Innovative Medicines Division net sales by business franchise
Third quarter
	Q3 2020	Q3 2019	% change	% change
	USD m	USD m	USD	cc 1

Oncology
Tasigna	478	487	-2	-2

Promacta/Revolade	442	380	16	16

Tafinlar + Mekinist	397	345	15	14

Sandostatin	361	388	-7	-7

Jakavi	335	279	20	18

Gleevec/Glivec	280	320	-13	-13

Afinitor/Votubia	262	400	-35	-34

Kisqali	183	123	49	50

Exjade/Jadenu	162	253	-36	-37

Votrient	160	198	-19	-19

Lutathera	119	119	0	-1

Kymriah	122	79	54	51

Piqray	83	43	93	95

Adakveo	35		nm	nm

Tabrecta	12		nm	nm

Other	267	301	-11	-12

Total Novartis Oncology business unit	3 698	3 715	0	-1

Immunology, Hepatology and Dermatology
Cosentyx	1 012	937	8	7

Ilaris	220	177	24	25

Total Immunology, Hepatology and Dermatology	1 232	1 114	11	10

Ophthalmology
Lucentis	515	500	3	0

Xiidra	99	102	-3	-3

Beovu	51		nm	nm

Other	487	612	-20	-20

Total Ophthalmology	1 152	1 214	-5	-6

Neuroscience
Gilenya	733	829	-12	-13

Zolgensma	291	160	82	79

Mayzent	49	4	nm	nm

Aimovig	39	33	18	11

Other	13	16	-19	-12

Total Neuroscience	1 125	1 042	8	6

Cardiovascular, Renal and Metabolism
Entresto	632	430	47	45

Other	0	7	nm	nm

Total Cardiovascular, Renal and Metabolism	632	437	45	43

Respiratory
Xolair	320	299	7	6

Ultibro Group	154	145	6	4

Other	6	4	50	65

Total Respiratory	480	448	7	6

Established Medicines
Galvus Group	289	320	-10	-8

Diovan Group	237	254	-7	-6

Exforge Group	237	249	-5	-5

Zortress/Certican	107	122	-12	-13

Neoral/Sandimmun(e)	93	101	-8	-9

Voltaren/Cataflam	91	105	-13	-11

Other	464	567	-18	-18

Total Established Medicines	1 518	1 718	-12	-11

Total Novartis Pharmaceuticals business unit	6 139	5 973	3	2

Total division net sales	9 837	9 688	2	1

[1] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 54.

nm = not meaningful

Innovative Medicines Division net sales by business franchise
Nine months to September 30
	9M 2020	9M 2019	% change	% change
	USD m	USD m	USD	cc 1

Oncology
Tasigna	1 445	1 389	4	5

Promacta/Revolade	1 267	1 036	22	24

Tafinlar + Mekinist	1 134	982	15	17

Sandostatin	1 076	1 183	-9	-8

Jakavi	963	821	17	19

Gleevec/Glivec	897	950	-6	-4

Afinitor/Votubia	824	1 174	-30	-29

Kisqali	503	325	55	59

Exjade/Jadenu	497	744	-33	-33

Votrient	488	578	-16	-14

Lutathera	336	334	1	0

Kymriah	333	182	83	82

Piqray	236	49	nm	nm

Adakveo	71		nm	nm

Tabrecta	18		nm	nm

Other	806	895	-10	-9

Total Novartis Oncology business unit	10 894	10 642	2	4

Immunology, Hepatology and Dermatology
Cosentyx	2 886	2 586	12	12

Ilaris	633	493	28	30

Total Immunology, Hepatology and Dermatology	3 519	3 079	14	15

Ophthalmology
Lucentis	1 403	1 569	-11	-10

Xiidra	268	102	163	164

Beovu	153		nm	nm

Other	1 461	1 878	-22	-21

Total Ophthalmology	3 285	3 549	-7	-7

Neuroscience
Gilenya	2 243	2 420	-7	-7

Zolgensma	666	175	nm	nm

Mayzent	113	9	nm	nm

Aimovig	108	75	44	45

Other	40	46	-13	-14

Total Neuroscience	3 170	2 725	16	17

Cardiovascular, Renal and Metabolism
Entresto	1 781	1 208	47	48

Other	1	19	-95	-99

Total Cardiovascular, Renal and Metabolism	1 782	1 227	45	46

Respiratory
Xolair	916	870	5	7

Ultibro Group	463	468	-1	0

Other	16	16	0	4

Total Respiratory	1 395	1 354	3	5

Established Medicines
Galvus Group	906	955	-5	-2

Diovan Group	779	798	-2	1

Exforge Group	733	780	-6	-3

Zortress/Certican	340	362	-6	-5

Neoral/Sandimmun(e)	290	314	-8	-7

Voltaren/Cataflam	265	313	-15	-13

Other	1 422	1 696	-16	-14

Total Established Medicines	4 735	5 218	-9	-7

Total Novartis Pharmaceuticals business unit	17 886	17 152	4	6

Total division net sales	28 780	27 794	4	5

[1] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 54.

nm = not meaningful

Net sales of the top 20 Innovative Medicines Division products in 2020
Third quarter
			US		Rest of world			Total

Brands	Business franchise	Key indication	USD m	% change USD/cc 1	USD m	% change USD	% change cc 1	USD m	% change USD	% change cc 1

Cosentyx	Immunology, Hepatology and Dermatology	Psoriasis, ankylosing spondylitis and psoriatic arthritis and non-radiographic axial spondyloarthritis	640	6	372	11	9	1 012	8	7

Gilenya	Neuroscience	Relapsing multiple sclerosis	377	-20	356	-1	-4	733	-12	-13

Entresto	Cardiovascular, Renal and Metabolism	Chronic heart failure	314	43	318	51	48	632	47	45

Tasigna	Oncology	Chronic myeloid leukemia	214	1	264	-4	-4	478	-2	-2

Lucentis	Ophthalmology	Age-related macular degeneration			515	3	0	515	3	0

Promacta/Revolade	Oncology	Immune thrombocytopenia (ITP), severe aplastic anemia (SAA)	211	12	231	20	20	442	16	16

Tafinlar + Mekinist	Oncology	BRAF V600+ metastatic and adjuvant melanoma; advanced non-small cell lung cancer (NSCLC)	141	12	256	17	15	397	15	14

Sandostatin	Oncology	Carcinoid tumors and acromegaly	213	-4	148	-11	-10	361	-7	-7

Jakavi	Oncology	Myelofibrosis (MF), polycytomia vera (PV)			335	20	18	335	20	18

Xolair	Respiratory	Severe Allergic Asthma (SAA), Chronic Spontaneous Urticaria (CSU) and Nasal Polyps			320	7	6	320	7	6

Galvus Group	Established Medicines	Type 2 Diabetes			289	-10	-8	289	-10	-8

Gleevec/Glivec	Oncology	Chronic myeloid leukemia and GIST	71	-12	209	-13	-14	280	-13	-13

Afinitor/Votubia	Oncology	Breast cancer/TSC	155	-42	107	-20	-19	262	-35	-34

Diovan Group	Established Medicines	Hypertension	33	50	204	-12	-12	237	-7	-6

Exforge Group	Established Medicines	Hypertension	7	40	230	-6	-5	237	-5	-5

Zolgensma	Neuroscience	Spinal muscular atrophy (SMA)	122	-19	169	nm	nm	291	82	79

Ilaris	Immunology, Hepatology and Dermatology	Auto-inflammatory (CAPS, TRAPS, HIDS/MKD, FMF, SJIA, AOSD and gout)	104	30	116	20	22	220	24	25

Kisqali	Oncology	HR+/HER2- metastatic breast cancer	83	41	100	56	62	183	49	50

Exjade/Jadenu	Oncology	Chronic iron overload	35	-72	127	-2	-5	162	-36	-37

Votrient	Oncology	Renal cell carcinoma	64	-26	96	-14	-13	160	-19	-19

Top 20 products total			2 784	-4	4 762	8	7	7 546	3	2

Rest of portfolio			848	4	1 443	-7	-7	2 291	-3	-3

Total division sales			3 632	-2	6 205	4	3	9 837	2	1

[1] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 54.

nm = not meaningful

Net sales of the top 20 Innovative Medicines Division products in 2020
Nine months to September 30
			US		Rest of world			Total

Brands	Business franchise	Key indication	USD m	% change USD/cc 1	USD m	% change USD	% change cc 1	USD m	% change USD	% change cc 1

Cosentyx	Immunology, Hepatology and Dermatology	Psoriasis, ankylosing spondylitis and psoriatic arthritis and non-radiographic axial spondyloarthritis	1 830	14	1 056	8	10	2 886	12	12

Gilenya	Neuroscience	Relapsing multiple sclerosis	1 181	-9	1 062	-5	-4	2 243	-7	-7

Entresto	Cardiovascular, Renal and Metabolism	Chronic heart failure	915	43	866	52	54	1 781	47	48

Tasigna	Oncology	Chronic myeloid leukemia	638	7	807	2	4	1 445	4	5

Lucentis	Ophthalmology	Age-related macular degeneration			1 403	-11	-10	1 403	-11	-10

Promacta/Revolade	Oncology	Immune thrombocytopenia (ITP), severe aplastic anemia (SAA)	610	21	657	24	27	1 267	22	24

Tafinlar + Mekinist	Oncology	BRAF V600+ metastatic and adjuvant melanoma; advanced non-small cell lung cancer (NSCLC)	420	18	714	14	16	1 134	15	17

Sandostatin	Oncology	Carcinoid tumors and acromegaly	626	-4	450	-15	-11	1 076	-9	-8

Jakavi	Oncology	Myelofibrosis (MF), polycytomia vera (PV)			963	17	19	963	17	19

Xolair	Respiratory	Severe Allergic Asthma (SAA), Chronic Spontaneous Urticaria (CSU) and Nasal Polyps			916	5	7	916	5	7

Galvus Group	Established Medicines	Type 2 Diabetes			906	-5	-2	906	-5	-2

Gleevec/Glivec	Oncology	Chronic myeloid leukemia and GIST	245	-4	652	-6	-4	897	-6	-4

Afinitor/Votubia	Oncology	Breast cancer/TSC	487	-36	337	-19	-16	824	-30	-29

Diovan Group	Established Medicines	Hypertension	93	39	686	-6	-3	779	-2	1

Exforge Group	Established Medicines	Hypertension	13	8	720	-6	-3	733	-6	-3

Zolgensma	Neuroscience	Spinal muscular atrophy (SMA)	353	118	313	nm	nm	666	nm	nm

Ilaris	Immunology, Hepatology and Dermatology	Auto-inflammatory (CAPS, TRAPS, HIDS/MKD, FMF, SJIA, AOSD and gout)	287	29	346	28	31	633	28	30

Kisqali	Oncology	HR+/HER2- metastatic breast cancer	236	38	267	73	82	503	55	59

Exjade/Jadenu	Oncology	Chronic iron overload	113	-68	384	-1	-1	497	-33	-33

Votrient	Oncology	Renal cell carcinoma	200	-22	288	-10	-8	488	-16	-14

Top 20 products total			8 247	4	13 793	5	7	22 040	5	6

Rest of portfolio			2 442	15	4 298	-7	-5	6 740	0	1

Total division sales			10 689	6	18 091	2	4	28 780	4	5

[1] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 54.

nm = not meaningful

Sandoz Division net sales by business franchise
Third quarter
	Q3 2020	Q3 2019	% change	% change
	USD m	USD m	USD	cc 2

Retail Generics [1]	1 812	1 930	-6	-6

Biopharmaceuticals	498	430	16	13

Anti-Infectives	112	124	-10	-13

Total division net sales	2 422	2 484	-2	-3

[1] Of which USD 154 million (2019: USD 197 million) represents Anti-Infectives sold under Sandoz name
[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 54.
Nine months to September 30
	9M 2020	9M 2019	% change	% change
	USD m	USD m	USD	cc 2

Retail Generics [1]	5 357	5 683	-6	-4

Biopharmaceuticals	1 414	1 182	20	20

Anti-Infectives	338	383	-12	-12

Total division net sales	7 109	7 248	-2	0

[1] Of which USD 510 million (2019: USD 587 million) represents Anti-Infectives sold under Sandoz name
[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 54.
The product portfolio of Sandoz is widely spread in 2020 and 2019.
Segmentation – Other revenue
Third quarter
	Innovative Medicines		Sandoz		Corporate		Group

(USD millions)	Q3 2020	Q3 2019	Q3 2020	Q3 2019	Q3 2020	Q3 2019	Q3 2020	Q3 2019

Profit sharing income	218	192		1			218	193

Royalty income	26	30	6	6	4	6	36	42

Milestone income	12	60					12	60

Other [1]	9	13	4			2	13	15

Total other revenues	265	295	10	7	4	8	279	310

[1] Other includes revenue from activities such as manufacturing or other services rendered, to the extent such revenue is not recorded under net sales.
Nine months to September 30
	Innovative Medicines		Sandoz		Corporate		Group

(USD millions)	9M 2020	9M 2019	9M 2020	9M 2019	9M 2020	9M 2019	9M 2020	9M 2019

Profit sharing income	625	542		2			625	544

Royalty income	80	79	19	13	162	19	261	111

Milestone income	37	158	11	23			48	181

Other [1]	30	27	15	3			45	30

Total other revenues	772	806	45	41	162	19	979	866

[1] Other includes revenue from activities such as manufacturing or other services rendered, to the extent such revenue is not recorded under net sales.

10. Discontinued operations
Discontinued operations included in 2019 the operational results from the Alcon eye care devices business and certain Corporate activities attributable to the Alcon business prior to the spin-off, the gain on distribution of Alcon Inc. to Novartis AG shareholders, and certain other expenses related to the Distribution (refer to Note 3 for further details).
The Alcon eye care devices business researched, discovered, developed, manufactured, distributed and sold a broad range of eye care products. Alcon was organized into two global business franchises, Surgical and Vision Care. Alcon also provided services, training, education and technical support for both the Surgical and Vision Care businesses.
Consolidated income statement
(USD millions)	Q3 2019 [1]	9M 2019

Net sales to third parties from discontinued operations		1 777

Sales to continuing segments		32

Net sales from discontinued operations		1 809

Cost of goods sold		-860

Gross profit from discontinued operations		949

Selling, general and administration		-638

Research and development		-142

Other income		15

Other expense		-113

Operating income from discontinued operations		71

as % of net sales		4.0%

Interest expense		-10

Other financial income and expense		-3

Income before taxes from discontinued operations		58

Taxes		-159

Net loss from discontinued operations before gain on distribution of Alcon Inc. to Novartis AG shareholders		-101

Gain on distribution of Alcon Inc. to Novartis AG shareholders [2]		4 691

Net income from discontinued operations [2]		4 590

[1] As the Alcon spin-off was completed on April 9, 2019, there were no results of operations from the Alcon business in Q3 2019.
[2] See Note 3 for further details on the non-taxable non-cash gain on distribution of Alcon Inc. to Novartis AG shareholders recognized on April 8, 2019, date of Distribution.
Supplemental disclosures related to the Alcon business distributed to Novartis AG shareholders
Cash flows used in investing activities from discontinued operations
Cash flows used in investing activities from discontinued operations include the investing activities of the Alcon business in all periods.
(USD millions)	Q3 2020	Q3 2019	9M 2020	9M 2019

Payments attributable to the spin-off of the Alcon business	-20	-12	-37	-26

Divested cash and cash equivalents				-628

Cash flows attributable to the spin-off of the Alcon business	-20	-12	-37	-654

Other cash flows from/used in investing activities, net		15	-88	-448

Net cash flows used in/from investing activities from discontinued operations	-20	3	-125	-1 102

Cash flows from financing activities from discontinued operations
During the nine-month period of 2020, the net cash outflows used in financing activities from discontinued operations of USD 37 million (Q3 2020: USD 11 million) was for transaction cost payments directly attributable to the distribution (spin-off) of the Alcon business to Novartis shareholders.
During the nine-month period of 2019, the net cash inflows from financing activities from discontinued operations of USD 3.3 billion (Q3 2019: USD 20 million net cash outflows) included mainly USD 3.5 billion (Q3 2019: nil) from Alcon borrowings, partly offset by USD 0.2 billion (Q3 2019: USD 20 million) transaction cost payments directly attributable to the distribution (spin-off) of the Alcon business to Novartis shareholders (see Note 3).
Significant transaction closed in 2019
In March 2019, Alcon acquired PowerVision, Inc. (PowerVision), a privately-held, US-based medical device development company focused on developing accommodative, implantable intraocular lenses. The fair value of the total purchase consideration was USD 424 million. The amount consisted of an initial cash payment of USD 289 million and the net present value of the contingent consideration of USD 135 million, due to PowerVision shareholders, which they are eligible to receive upon the achievement of specified regulatory and commercialization milestones. The purchase price allocation resulted in net identifiable assets of USD 418 million, consisting of intangible assets, of USD 505 million, net deferred tax liabilities of USD 93 million, other net assets of USD 6 million, and goodwill of USD 6 million. The 2019 results of operations since the date of the acquisition were not material.
For additional information related to the distribution (spin-off) of the Alcon business to Novartis AG shareholders, effected through a dividend in kind distribution that was completed on April 8, 2019, refer to Note 3.

Supplementary information (unaudited)

Non-IFRS disclosures
Core results
The Group’s core results –including core operating income, core net income and core earnings per share – exclude fully the amortization and impairment charges of intangible assets, excluding software, net gains and losses on fund investments and equity securities valued at fair value through profit and loss, and certain acquisition and divestment related items. The following items that exceed a threshold of USD 25 million are also excluded: integration and divestment related income and expenses, divestment gains and losses, restructuring charges/releases and related items, legal related items, impairments of property, plant and equipment and financial assets, as well as income and expense items that management deems exceptional and that are or are expected to accumulate within the year to be over a USD 25 million threshold.
Novartis believes that investor understanding of the Group’s performance is enhanced by disclosing core measures of performance because, since they exclude items which can vary significantly from year to year, the core measures enable better comparison of business performance across years. For this same reason, Novartis uses these core measures in addition to IFRS and other measures as important factors in assessing the Group’s performance.
The following are examples of how these core measures are utilized:
• In addition to monthly reports containing financial information prepared under International Financial Reporting Standards (IFRS), senior management receives a monthly analysis incorporating these core measures.
• Annual budgets are prepared for both IFRS and core measures.
Despite the use of these measures by management in setting goals and measuring the Group’s performance, these are non-IFRS measures that have no standardized meaning prescribed by IFRS. As a result, such measures have limits in usefulness to investors.
Because of their non-standardized definitions, the core measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. These core measures are presented solely to permit investors to more fully understand how the Group’s management assesses underlying performance. These core measures are not, and should not be viewed as, a substitute for IFRS measures.
As an internal measure of Group performance, these core measures have limitations, and the Group’s performance management process is not solely restricted to these metrics. A limitation of the core measures is that they provide a view of the Group’s operations without including all events during a period, such as the effects of an acquisition, divestment, or amortization/impairments of purchased intangible assets and restructurings.
Constant currencies
Changes in the relative values of non-US currencies to the US dollar can affect the Group’s financial results and financial position. To provide additional information that may be useful to investors, including changes in sales volume, we present information about our net sales and various values relating to operating and net income that are adjusted for such foreign currency effects.
Constant currency calculations have the goal of eliminating two exchange rate effects so that an estimate can be made of underlying changes in the consolidated income statement excluding the impact of fluctuations in exchanges rates:
• The impact of translating the income statements of consolidated entities from their non-USD functional currencies to USD; and
• The impact of exchange rate movements on the major transactions of consolidated entities performed in currencies other than their functional currency.
We calculate constant currency measures by translating the current year’s foreign currency values for sales and other income statement items into USD using the average exchange rates from the prior year and comparing them to the prior year values in USD.
We use these constant currency measures in evaluating the Group’s performance, since they may assist us in evaluating our ongoing performance from year to year. However, in performing our evaluation, we also consider equivalent measures of performance which are not affected by changes in the relative value of currencies.
Growth rate calculation
For ease of understanding, Novartis uses a sign convention for its growth rates such that a reduction in operating expenses or losses compared to the prior year is shown as a positive growth.
Net debt and free cash flow
Net debt and free cash flow are non-IFRS financial measures, which means they should not be interpreted as measures determined under IFRS. Net debt is presented as additional information because management believes it is a useful supplemental indicator of the Group’s ability to pay dividends, to meet financial commitments and to invest in new strategic opportunities, including strengthening its balance sheet. Free cash flow is presented as additional information because management believes it is a useful supplemental indicator of the Group’s ability to operate without reliance on additional borrowing or use of existing cash. Free cash flow is a measure of the net cash generated that is available for debt repayment, investment in strategic opportunities and for returning to shareholders. Cash flows in connection with the acquisition or divestment of subsidiaries, associated companies and non-controlling interests in subsidiaries are not taken into account to determine free cash flow. Free cash flow is not intended to be a substitute measure for net cash flows from operating activities as determined under IFRS.

CORE RESULTS – Reconciliation from IFRS results to core results – Group
Third quarter
	Innovative Medicines		Sandoz		Corporate		Group

(USD millions unless indicated otherwise)	Q3 2020	Q3 2019	Q3 2020	Q3 2019	Q3 2020	Q3 2019	Q3 2020	Q3 2019

IFRS operating income from continuing operations	1 998	2 404	395	191	19	-237	2 412	2 358

Amortization of intangible assets	740	732	67	79			807	811

Impairments

Intangible assets	58	13	48	32			106	45

Property, plant and equipment related to the Group-wide rationalization of manufacturing sites	283	44	98	62			381	106

Total impairment charges	341	57	146	94			487	151

Acquisition or divestment of businesses and related items

- Income		-2			-14	-40	-14	-42

- Expense	16	31			18	44	34	75

Total acquisition or divestment of businesses and related items, net	16	29			4	4	20	33

Other items

Divestment gains	-30	-6			-73		-103	-6

Financial assets - fair value adjustments	-87	-45			-52	16	-139	-29

Restructuring and related items

- Income	-3	-15	-7	-2	-19	-3	-29	-20

- Expense	97	110	52	91	1	50	150	251

Legal-related items

- Expense	453	31	6	72			459	103

Additional income	-44		-4		-2	-83	-50	-83

Additional expense	44	3	3	90	8	86	55	179

Total other items	430	78	50	251	-137	66	343	395

Total adjustments	1 527	896	263	424	-133	70	1 657	1 390

Core operating income from continuing operations	3 525	3 300	658	615	-114	-167	4 069	3 748

as % of net sales	35.8%	34.1%	27.2%	24.8%			33.2%	30.8%

Income from associated companies			1	1	225	252	226	253

Core adjustments to income from associated companies, net of tax					62	60	62	60

Interest expense							-209	-216

Other financial income and expense							-19	12

Core adjustments to other financial income and expense							-2	-15

Taxes, adjusted for above items (core taxes)							-660	-630

Core net income from continuing operations							3 467	3 212

Core net income							3 467	3 212

Core net income attributable to shareholders of Novartis AG							3 470	3 213

Core basic EPS from continuing operations (USD) [1]							1.52	1.41

Core basic EPS (USD) [1]							1.52	1.41

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS – Reconciliation from IFRS results to core results – Group
Nine months to September 30
	Innovative Medicines		Sandoz		Corporate		Group

(USD millions unless indicated otherwise)	9M 2020	9M 2019	9M 2020	9M 2019	9M 2020	9M 2019	9M 2020	9M 2019

IFRS operating income from continuing operations	6 786	7 077	671	746	51	-560	7 508	7 263

Amortization of intangible assets	2 172	1 710	300	239			2 472	1 949

Impairments

Intangible assets	567	442	90	44			657	486

Property, plant and equipment related to the Group-wide rationalization of manufacturing sites	293	78	108	70			401	148

Other property, plant and equipment		1	2	6			2	7

Total impairment charges	860	521	200	120			1 060	641

Acquisition or divestment of businesses and related items

- Income	-3	-7			-67	-79	-70	-86

- Expense	90	57	22		79	83	191	140

Total acquisition or divestment of businesses and related items, net	87	50	22		12	4	121	54

Other items

Divestment gains	-178	-630			-51	2	-229	-628

Financial assets - fair value adjustments	-62	-53			-204	4	-266	-49

Restructuring and related items

- Income	-14	-38	-19	-3	-21	-5	-54	-46

- Expense	315	338	188	270	26	82	529	690

Legal-related items

- Income				-31				-31

- Expense	540	719	398	144	-26		912	863

Additional income	-134	-253	-5	-4	-142	-89	-281	-346

Additional expense	61	87	51	96	31	107	143	290

Total other items	528	170	613	472	-387	101	754	743

Total adjustments	3 647	2 451	1 135	831	-375	105	4 407	3 387

Core operating income from continuing operations	10 433	9 528	1 806	1 577	-324	-455	11 915	10 650

as % of net sales	36.3%	34.3%	25.4%	21.8%			33.2%	30.4%

Income from associated companies	1	1	2	2	529	506	532	509

Core adjustments to income from associated companies, net of tax					336	335	336	335

Interest expense							-668	-647

Other financial income and expense							-53	56

Core adjustments to other financial income and expense							-10	5

Taxes, adjusted for above items (core taxes)							-1 928	-1 789

Core net income from continuing operations							10 124	9 119

Core net income from discontinued operations [1]								278

Core net income							10 124	9 397

Core net income attributable to shareholders of Novartis AG							10 130	9 396

Core basic EPS from continuing operations (USD) [2]							4.44	3.97

Core basic EPS from discontinued operations (USD) [2]								0.12

Core basic EPS (USD) [2]							4.44	4.09

[1] For details on discontinued operations reconciliation from IFRS to core net income, please refer to page 62.
[2] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS – Reconciliation from IFRS results to core results – Group
Third quarter
(USD millions unless indicated otherwise)	Q3 2020 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items [3]	Other items [4]	Q3 2020 Core results	Q3 2019 Core results

Gross profit from continuing operations	8 785	795	101	12	72	9 765	9 664

Operating income from continuing operations	2 412	807	487	20	343	4 069	3 748

Income before taxes from continuing operations	2 410	869	487	20	341	4 127	3 842

Taxes from continuing operations [5]	-478					-660	-630

Net income from continuing operations	1 932					3 467	3 212

Net income	1 932					3 467	3 212

Basic EPS from continuing operations (USD) [6]	0.85					1.52	1.41

Basic EPS (USD) [6]	0.85					1.52	1.41

The following are adjustments to arrive at core gross profit

Cost of goods sold	-3 753	795	101	12	72	-2 773	-2 818

The following are adjustments to arrive at core operating income

Selling, general and administration	-3 419			1	6	-3 412	-3 562

Research and development	-2 146	12	5		-14	-2 143	-2 175

Other income	406		-6	-14	-309	77	12

Other expense	-1 214		387	21	588	-218	-191

The following are adjustments to arrive at core income before taxes

Income from associated companies	226	62				288	313

Other financial income and expense	-19				-2	-21	-3

[1] Amortization of intangible assets: cost of goods sold includes the amortization of acquired rights to in-market products and other production-related intangible assets; research and development includes the amortization of acquired rights for technologies; income from associated companies includes USD 62 million for the Novartis share of the estimated Roche core items

[2] Impairments: cost of goods sold and research and development include impairment charges related to intangible assets; other income includes an impairment reversal related to property, plant and equipment; other expense includes impairment charges related to property, plant and equipment

[3] Acquisition or divestment of businesses and related items, including restructuring and integration charges: cost of goods sold and other expense include net charges related to acquisitions; other income and other expense include transitional service-fee income and expenses related to the Alcon distribution

[4] Other items: cost of goods sold, other income and other expense include net restructuring and other charges related to the Group-wide rationalization of manufacturing sites; cost of goods sold, selling, general and administration, research and development, other income and other expense include other restructuring income and charges and related items; selling, general and administration and other expense also include expenses related to COVID-19 donations; selling, general and administration also includes adjustments to provisions; research and development includes adjustments to contingent considerations; other income and other expense include fair value adjustments and divestment gains and losses on financial assets; other income also includes net gains from the divestment of products; other expense includes legal-related items and a termination fee; other financial income and expense includes a revaluation impact of a financial liability incurred through the Alcon distribution

[5] Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions. Adjustments related to income from associated companies are recorded net of any related tax effect. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of USD 1.7 billion to arrive at the core results before tax amounts to USD 182 million. The average tax rate on the adjustments is 10.6%, since the estimated quarterly core tax charge of 16.0% has been applied to the pre-tax income of the period.

[6] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS – Reconciliation from IFRS results to core results – Group
Nine months to September 30
(USD millions unless indicated otherwise)	9M 2020 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items [3]	Other items [4]	9M 2020 Core results	9M 2019 Core results

Gross profit from continuing operations	25 964	2 435	143	57	108	28 707	27 713

Operating income from continuing operations	7 508	2 472	1 060	121	754	11 915	10 650

Income before taxes from continuing operations	7 319	2 808	1 060	121	744	12 052	10 908

Taxes from continuing operations [5]	-1 347					-1 928	-1 789

Net income from continuing operations	5 972					10 124	9 119

Net income from discontinued operations [6]							278

Net income	5 972					10 124	9 397

Basic EPS from continuing operations (USD) [7]	2.62					4.44	3.97

Basic EPS from discontinued operations (USD) [7]							0.12

Basic EPS (USD) [7]	2.62					4.44	4.09

The following are adjustments to arrive at core gross profit

Other revenues	979				-136	843	800

Cost of goods sold	-10 904	2 435	143	57	244	-8 025	-8 182

The following are adjustments to arrive at core operating income

Selling, general and administration	-10 273			15	73	-10 185	-10 397

Research and development	-6 647	37	514	3	-94	-6 187	-6 193

Other income	1 099		-6	-70	-715	308	346

Other expense	-2 635		409	116	1 382	-728	-819

The following are adjustments to arrive at core income before taxes

Income from associated companies	532	336				868	844

Other financial income and expense	-53				-10	-63	61

[1] Amortization of intangible assets: cost of goods sold includes the amortization of acquired rights to in-market products and other production-related intangible assets; research and development includes the amortization of acquired rights for technologies; income from associated companies includes USD 336 million for the Novartis share of the estimated Roche core items

[2] Impairments: cost of goods sold and research and development include impairment charges related to intangible assets; other income includes an impairment reversal related to property, plant and equipment; other expense includes impairment charges related to property, plant and equipment

[3] Acquisition or divestment of businesses and related items, including restructuring and integration charges: cost of goods sold, selling, general and administration, research and development and other expense include net charges related to acquisitions; other income and other expense include transitional service-fee income and expenses related to the Alcon distribution

[4] Other items: other revenues includes a settlement of royalties; cost of goods sold includes the cumulative amount of the depreciation up to December 31, 2019, recognized with the reclassification of property, plant and equipment out of assets of disposal group held for sale (see Note 3); cost of goods sold, other income and other expense include restructuring and other charges related to the Group-wide rationalization of manufacturing sites; cost of goods sold, selling, general and administration, research and development, other income and other expense include other restructuring income and charges and related items; selling, general and administration and other expense also include expenses related to COVID-19 donations; selling, general and administration also includes adjustments to provisions; research and development includes adjustments to contingent considerations; other income and other expense include fair value adjustments and divestment gains and losses on financial assets; other income also includes net gains from the divestment of products; other expense includes adjustments to legal provisions, legal-related items and a termination fee; other financial income and expense includes a revaluation impact of a financial liability incurred through the Alcon distribution

[5] Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions. Adjustments related to income from associated companies are recorded net of any related tax effect. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments for continuing operations of USD 4.7 billion to arrive at the core results before tax amounts to USD 581 million. The average tax rate on the adjustments is 12.3%, since the estimated full year core tax charge of 16.0% has been applied to the pre-tax income of the period.

[6] For details on discontinued operations reconciliation from IFRS to core net income please refer to page 62.
[7] Earnings per share (EPS) is calculated on the amount of net income, attributable to shareholders of Novartis AG.

CORE RESULTS – Reconciliation from IFRS results to core results – Innovative Medicines
Third quarter
(USD millions)	Q3 2020 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items [3]	Other items [4]	Q3 2020 Core results	Q3 2019 Core results

Gross profit	7 545	728	58	12	41	8 384	8 293

Operating income	1 998	740	341	16	430	3 525	3 300

The following are adjustments to arrive at core gross profit

Cost of goods sold	-2 750	728	58	12	41	-1 911	-1 880

The following are adjustments to arrive at core operating income

Selling, general and administration	-2 825			1	4	-2 820	-2 886

Research and development	-1 930	12			-14	-1 932	-1 978

Other income	174		-1		-144	29	17

Other expense	-966		284	3	543	-136	-146

[1] Amortization of intangible assets: cost of goods sold includes the amortization of acquired rights to in-market products and other production-related intangible assets; research and development includes the amortization of acquired rights for technologies

[2] Impairments: cost of goods sold includes impairment charges related to intangible assets; other expense includes impairment charges related to property, plant and equipment
[3] Acquisition or divestment of businesses and related items, including restructuring and integration charges: cost of goods sold and other expense include net charges related to acquisitions
[4] Other items: cost of goods sold and other expense include restructuring and other charges related to the Group-wide rationalization of manufacturing sites; cost of goods sold, selling, general and administration, research and development, other income and other expense include other restructuring income and charges and related items; selling, general and administration also includes expenses related to COVID-19 donations and adjustments to provisions; research and development includes adjustments to contingent considerations; other income and other expense include fair value adjustments on financial assets; other income also includes net gains from the divestment of products and financial assets; other expense includes legal-related items and a termination fee

Nine months to September 30
(USD millions)	9M 2020 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items [3]	Other items [4]	9M 2020 Core results	9M 2019 Core results

Gross profit	22 324	2 135	58	35	134	24 686	23 764

Operating income	6 786	2 172	860	87	528	10 433	9 528

The following are adjustments to arrive at core gross profit

Cost of goods sold	-7 830	2 135	58	35	134	-5 468	-5 386

The following are adjustments to arrive at core operating income

Selling, general and administration	-8 446			15	47	-8 384	-8 380

Research and development	-6 036	37	509	3	-94	-5 581	-5 604

Other income	500		-1	-3	-318	178	216

Other expense	-1 556		294	37	759	-466	-468

[1] Amortization of intangible assets: cost of goods sold includes the amortization of acquired rights to in-market products and other production-related intangible assets; research and development includes the amortization of acquired rights for technologies

[2] Impairments: cost of goods sold and research and development include impairment charges related to intangible assets; other expense includes impairment charges related to property, plant and equipment

[3] Acquisition or divestment of businesses and related items, including restructuring and integration charges: cost of goods sold, selling, general and administration, research and development and other expense include net charges related to acquisitions; other income and other expense include transitional service-fee income and expenses related to the Alcon distribution

[4] Other items: cost of goods sold and other expense include restructuring and other charges related to the Group-wide rationalization of manufacturing sites; cost of goods sold, selling, general and administration, research and development, other income and other expense include other restructuring income and charges and related items; selling, general and administration also includes expenses related to COVID-19 donations and adjustments to provisions; research and development includes adjustments to contingent considerations; other income and other expense include fair value adjustments on financial assets; other income also includes net gains from the divestment of products and financial assets; other expense includes legal-related items and a termination fee

CORE RESULTS – Reconciliation from IFRS results to core results – Sandoz
Third quarter
(USD millions)	Q3 2020 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items	Other items [3]	Q3 2020 Core results	Q3 2019 Core results

Gross profit	1 222	67	43		31	1 363	1 338

Operating income	395	67	146		50	658	615

The following are adjustments to arrive at core gross profit

Cost of goods sold	-1 255	67	43		31	-1 114	-1 195

The following are adjustments to arrive at core operating income

Selling, general and administration	-488				2	-486	-527

Research and development	-216		5			-211	-197

Other income	34		-5		-11	18	38

Other expense	-157		103		28	-26	-37

[1] Amortization of intangible assets: cost of goods sold includes the amortization of acquired rights to in-market products and other production-related intangible assets
[2] Impairments: cost of goods sold and research and development include impairment charges related to intangible assets; other income includes an impairment reversal related to property, plant and equipment; other expense includes impairment charges related to property, plant and equipment

[3] Other items: cost of goods sold, other income and other expense include net restructuring and other charges related to the Group-wide rationalization of manufacturing sites and other restructuring income and charges and related items; selling, general and administration includes expenses related to COVID-19 donations and adjustments to provisions; other expense includes legal-related items

Nine months to September 30
(USD millions)	9M 2020 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items [3]	Other items [4]	9M 2020 Core results	9M 2019 Core results

Gross profit	3 422	300	85	22	110	3 939	3 869

Operating income	671	300	200	22	613	1 806	1 577

The following are adjustments to arrive at core gross profit

Cost of goods sold	-3 869	300	85	22	110	-3 352	-3 538

The following are adjustments to arrive at core operating income

Selling, general and administration	-1 504				26	-1 478	-1 629

Research and development	-611		5			-606	-589

Other income	83		-5		-23	55	87

Other expense	-719		115		500	-104	-161

[1] Amortization of intangible assets: cost of goods sold includes the amortization of acquired rights to in-market products and other production-related intangible assets
[2] Impairments: cost of goods sold and research and development include impairment charges related to intangible assets; other income includes an impairment reversal related to property, plant and equipment; other expense includes impairment charges related to property, plant and equipment

[3] Acquisition or divestment of businesses and related items, including restructuring and integration charges: cost of goods sold includes net charges related to an acquisition
[4] Other items: cost of goods sold includes the cumulative amount of the depreciation up to December 31, 2019, recognized with the reclassification of property, plant and equipment out of assets of disposal group held for sale (see Note 3); cost of goods sold and other expense include restructuring and other charges related to the Group-wide rationalization of manufacturing sites; cost of goods sold, other income and other expense include other restructuring income and charges and related items; selling, general and administration includes expenses related to COVID-19 donations and adjustments to provisions; other expense includes a legal provision and legal-related items

CORE RESULTS – Reconciliation from IFRS results to core results – Corporate
Third quarter
(USD millions)	Q3 2020 IFRS results	Amortization of intangible assets	Impairments	Acquisition or divestment of businesses and related items [1]	Other items [2]	Q3 2020 Core results	Q3 2019 Core results

Gross profit	18					18	33

Operating income/(loss)	19			4	-137	-114	-167

The following are adjustments to arrive at core operating income

Other income	198			-14	-154	30	-43

Other expense	-91			18	17	-56	-8

[1] Acquisition or divestment of businesses and related items, including restructuring and integration charges: other income and other expense include transitional service fee income and expenses related to the Alcon distribution

[2] Other items: other income and other expense include fair value adjustments and divestment gains and losses on financial assets, and restructuring income and charges and related items; other expense also includes expenses related to COVID-19 donations

Nine months to September 30
(USD millions)	9M 2020 IFRS results	Amortization of intangible assets	Impairments	Acquisition or divestment of businesses and related items [1]	Other items [2]	9M 2020 Core results	9M 2019 Core results

Gross profit	218				-136	82	80

Operating income/(loss)	51			12	-387	-324	-455

The following are adjustments to arrive at core gross profit

Other revenues	162				-136	26	19

The following are adjustments to arrive at core operating income

Other income	516			-67	-374	75	43

Other expense	-360			79	123	-158	-190

[1] Acquisition or divestment of businesses and related items, including restructuring and integration charges: other income and other expense include transitional service fee income and expenses related to the Alcon distribution

[2] Other items: other revenues includes a settlement of royalties; other income and other expense include fair value adjustments and divestment gains and losses on financial assets, and restructuring income and charges and related items; other expense also includes adjustments to legal provisions and expenses related to COVID-19 donations

CORE RESULTS – Reconciliation from IFRS results to core results – Discontinued operations 2019
Third quarter
As the Alcon spin-off was completed on April 9, 2019, there were no results of operations from the Alcon business in Q3 2019.
Nine months to September 30
(USD millions)	9M 2019 IFRS results	Amortization of intangible assets [1]	Impairments	Acquisition or divestment of businesses and related items [2]	Other items [3]	9M 2019 Core results

Gross profit	949	165			9	1 123

Operating income of discontinued operations	71	167			112	350

Income before taxes of discontinued operations	58					337

Taxes [4]	-159					-59

Net loss/income from discontinued operations before gain on distribution of Alcon Inc. to Novartis AG shareholders	-101					278

Gain on distribution of Alcon Inc. to Novartis AG shareholders	4 691			-4 691

Net income from discontinued operations	4 590					278

Basic EPS (USD) [5]	2.00					0.12

The following are adjustments to arrive at core gross profit

Cost of goods sold	-860	165			9	-686

The following are adjustments to arrive at core operating income

Selling, general and administration	-638				14	-624

Research and development	-142	2			4	-136

Other income	15				-3	12

Other expense	-113				88	-25

[1] Amortization of intangible assets: cost of goods sold includes amortization of acquired rights to in-market products and other production-related intangible assets; research and development includes the amortization of acquired rights for technologies

[2] Acquisition or divestment of businesses and related items represents the non-taxable non-cash gain related to the distribution of Alcon Inc. (spin-off) to Novartis AG shareholders
[3] Other items: cost of goods sold, selling, general and administration, research and development and other expense include other restructuring charges and related items; research and development also includes amortization of option rights and the fair value adjustment of a contingent consideration liability; other income includes fair value adjustments on a financial asset; other expense also includes legal-related items

[4] Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments, excluding the non-taxable non-cash gain on the distribution (spin-off) of Alcon Inc. to Novartis AG shareholders of USD 279 million to arrive at the core results before tax amounts to USD 100 million. The 2019 core tax rate excluding the effect of the gain on distribution of Alcon Inc. to Novartis AG shareholders is 17.5%.

[5] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

Income from associated companies
(USD millions)	Q3 2020	Q3 2019	9M 2020	9M 2019

Share of estimated Roche reported results	271	283	726	695

Prior-year adjustment			-64	-129

Amortization of additional intangible assets recognized by Novartis on initial accounting for the equity interest	-44	-30	-127	-99

Partial release of deferred tax liability recognized				43

Net income effect from Roche Holding AG	227	253	535	510

Others	-1		-3	-1

Income from associated companies	226	253	532	509

Core income from associated companies
(USD millions)	Q3 2020	Q3 2019	9M 2020	9M 2019

Income from associated companies	226	253	532	509

Share of estimated Roche core adjustments	62	60	234	174

Roche prior year adjustment			102	161

Core income from associated companies	288	313	868	844

Condensed consolidated changes in net debt
Third quarter
(USD millions)	Q3 2020	Q3 2019

Change in cash and cash equivalents	3 077	-1 613

Change in marketable securities, commodities, financial debts and financial derivatives	-1 894	68

Reduction/increase in net debt	1 183	-1 545

Net debt at July 1	-26 537	-17 886

Net debt at September 30	-25 354	-19 431

Nine months to September 30
(USD millions)	9M 2020	9M 2019

Change in cash and cash equivalents	-2 118	-4 893

Change in marketable securities, commodities, financial debts and financial derivatives	-7 298	1 646

Increase in net debt	-9 416	-3 247

Net debt at January 1	-15 938	-16 184

Net debt at September 30	-25 354	-19 431

Components of net debt
(USD millions)	Sep 30, 2020	Sep 30, 2019

Non-current financial debts	-26 497	-20 131

Current financial debts and derivative financial instruments	-9 727	-8 017

Total financial debt	-36 224	-28 148

Less liquidity:

Cash and cash equivalents	8 994	8 378

Marketable securities, commodities, time deposits and derivative financial instruments	1 876	339

Total liquidity	10 870	8 717

Net debt at September 30	-25 354	-19 431

Share information
	Sep 30, 2020	Sep 30, 2019

Number of shares outstanding	2 274 506 236	2 264 608 111

Registered share price (CHF)	79.91	86.54

ADR price (USD)	86.96	86.90

Market capitalization (USD billions) [1]	197.2	197.5

Market capitalization (CHF billions) [1]	181.8	196.0

[1] Market capitalization is calculated based on the number of shares outstanding (excluding treasury shares). Market capitalization in USD is based on the market capitalization in CHF converted at the quarter end CHF/USD exchange rate.

Free cash flow
Third quarter
(USD millions)	Q3 2020	Q3 2019

Operating income from continuing operations	2 412	2 358

Adjustments for non-cash items
Depreciation, amortization and impairments	1 595	1 373

Change in provisions and other non-current liabilities	498	382

Other	109	199

Operating income adjusted for non-cash items	4 614	4 312

Interest and other financial receipts	32	83

Interest and other financial payments	-170	-143

Taxes paid	-316	-235

Payments out of provisions and other net cash movements in non-current liabilities	-968	-146

Change in inventory and trade receivables less trade payables	-666	17

Change in other net current assets and other operating cash flow items	630	674

Net cash flows from operating activities from continuing operations	3 156	4 562

Purchases of property, plant and equipment	-279	-357

Proceeds from sale of property, plant and equipment	2	-3

Purchases of intangible assets	-348	-205

Proceeds from sale of intangible assets	99	140

Purchases of financial assets	-35	-69

Proceeds from sale of financial assets [1]	108	-91

Purchases of other non-current assets	-6	-10

Proceeds from sale of other non-current assets	0	1

Free cash flow from continuing operations	2 697	3 968

Total free cash flow	2 697	3 968

[1] For the third quarter of 2019 free cash flow, proceeds from the sales of financial assets excludes the cash inflows from the sale of a portion of the Alcon Inc. shares recognized by certain consolidated foundations through the Alcon spin-off, which amounted to USD 656 million (Q3 2020: nil). See Note 3.

Free cash flow
Nine months to September 30
(USD millions)	9M 2020	9M 2019

Operating income from continuing operations	7 508	7 263

Adjustments for non-cash items
Depreciation, amortization and impairments	4 581	3 840

Change in provisions and other non-current liabilities	1 336	1 400

Other	431	-113

Operating income adjusted for non-cash items	13 856	12 390

Dividends received from associated companies and others	489	463

Interest and other financial receipts	330	233

Interest and other financial payments	-510	-565

Taxes paid	-1 215	-1 195

Payments out of provisions and other net cash movements in non-current liabilities	-1 792	-662

Change in inventory and trade receivables less trade payables	-1 730	-1 289

Change in other net current assets and other operating cash flow items	217	632

Net cash flows from operating activities from continuing operations	9 645	10 007

Purchases of property, plant and equipment	-754	-918

Proceeds from sale of property, plant and equipment	6	809

Purchases of intangible assets	-808	-703

Proceeds from sale of intangible assets	204	421

Purchases of financial assets	-125	-223

Proceeds from sale of financial assets [1]	235	86

Purchases of other non-current assets	-54	-34

Proceeds from sale of other non-current assets	0	4

Free cash flow from continuing operations	8 349	9 449

Free cash flow from discontinued operations [2]		-62

Total free cash flow	8 349	9 387

[1] For the nine-month period of 2020 free cash flow, proceeds from the sales of financial assets excludes the cash inflows from the sale of a portion of the Alcon Inc. shares recognized by certain consolidated foundations through the Alcon spin-off, which amounted to USD 232 million (9M 2019: USD 656 million). See Note 3.

[2] In the nine-month period of 2019, the free cash flow from discontinued operation was a cash outflow of USD 62 million consisting of USD 78 million net cash inflows from operating activities from discontinued operations, USD 1.1 billion net cash flows used in investing activities from discontinued operations adjusted by USD 283 million of net cash outflows for acquisitions and divestments of businesses, by USD 654 million of cash outflows attributable to the spin-off of the Alcon business and by USD 25 million of other net investing cash outflows.

Effects of currency fluctuations
Principal currency translation rates
(USD per unit)	Average rates Q3 2020	Average rates Q3 2019	Average rates 9M 2020	Average rates 9M 2019	Period-end rates Sep 30, 2020	Period-end rates Sep 30, 2019

1 CHF	1.087	1.014	1.052	1.005	1.085	1.008

1 CNY	0.145	0.143	0.143	0.146	0.147	0.140

1 EUR	1.169	1.112	1.124	1.124	1.173	1.094

1 GBP	1.292	1.232	1.271	1.273	1.284	1.229

100 JPY	0.942	0.932	0.930	0.917	0.947	0.927

100 RUB	1.357	1.548	1.415	1.538	1.261	1.546

Currency impact on key figures

The following table provides a summary of the currency impact on key Group figures due to their conversion into US dollars, the Group’s reporting currency, of the financial data from entities reporting in non-US dollars. Constant currency (cc) calculations apply the exchange rates of the prior year period to the current period financial data for entities reporting in non-US dollars.

Third quarter
	Change in USD % Q3 2020	Change in constant currencies % Q3 2020	Percentage point currency impact Q3 2020	Change in USD % Q3 2019	Change in constant currencies % Q3 2019	Percentage point currency impact Q3 2019

Total Group – Continuing operations
Net sales to third parties	1	0	1	10	13	-3

Operating income	2	9	-7	5	9	-4

Net income	-5	0	-5	8	12	-4

Basic earnings per share (USD)	-6	0	-6	11	14	-3

Core operating income	9	11	-2	15	18	-3

Core net income	8	10	-2	14	17	-3

Core basic earnings per share (USD)	8	9	-1	16	19	-3

Innovative Medicines
Net sales to third parties	2	1	1	13	15	-2

Operating income	-17	-11	-6	10	13	-3

Core operating income	7	9	-2	14	16	-2

Sandoz
Net sales to third parties	-2	-3	1	3	5	-2

Operating income	107	113	-6	-47	-42	-5

Core operating income	7	8	-1	14	18	-4

Corporate
Operating income/(loss)	nm	nm	nm	22	21	1

Core operating loss	32	36	-4	7	6	1

nm = not meaningful

Currency impact on key figures
Nine months to September 30
	Change in USD % 9M 2020	Change in constant currencies % 9M 2020	Percentage point currency impact 9M 2020	Change in USD % 9M 2019	Change in constant currencies % 9M 2019	Percentage point currency impact 9M 2019

Total Group – Continuing operations
Net sales to third parties	2	4	-2	5	9	-4

Operating income	3	11	-8	3	10	-7

Net income	-1	6	-7	-48	-45	-3

Basic earnings per share (USD)	0	7	-7	-47	-44	-3

Core operating income	12	16	-4	13	18	-5

Core net income	11	15	-4	11	16	-5

Core basic earnings per share (USD)	12	16	-4	12	17	-5

Innovative Medicines
Net sales to third parties	4	5	-1	7	11	-4

Operating income	-4	2	-6	8	14	-6

Core operating income	9	13	-4	14	19	-5

Sandoz
Net sales to third parties	-2	0	-2	-2	2	-4

Operating income	-10	-1	-9	-32	-25	-7

Core operating income	15	19	-4	4	10	-6

Corporate
Operating income/(loss)	nm	nm	nm	10	8	2

Core operating loss	29	31	-2	0	-2	2

nm = not meaningful

Disclaimer
This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, that can generally be identified by words such as “continuing,” “guidance,” “expected,” “to grow,” “continues,” “to deliver,” “to evolve,” “continue,” “to help,” “remain,” “remains,” “growth,” “to supplement,” “investigational,” “believe,” “ongoing,” “demonstrating,” “ to support,” “evolve,” “taking,” “allowing,” “will,” “launch,” “estimated,” “impact,” “submissions,” “focus,” “launches,” “innovation,” “potential,” “commitments,” “commitment,” “pipeline,” “aims,” “would,” “growing,” “expanding,” “priority,” “outlook,” “unforeseen,” “forecast,” “prevail,” “enter,” “to improve,” “transformative,” “innovative,” “manageable disruptions,” “ongoing disruptions,” “to facilitate,” “ambition,” “trends,” “expands,” “to progress,” “would,” “to delay,” “anticipate,” “expect,” “to meet,” “continuously,” “committed,” or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, potential product launches, or regarding potential future revenues from any such products; or regarding the impact of the COVID-19 pandemic on certain therapeutic areas including dermatology, ophthalmology and the Sandoz retail business, and on drug development operations; or regarding potential future, pending or announced transactions; regarding potential future sales or earnings of the Group or any of its divisions; or by discussions of strategy, plans, expectations or intentions; or regarding the Group’s liquidity or cash flow positions and its ability to meet its ongoing financial obligations and operational needs; or regarding our collaboration with the African Union to supply medicines for treatment of COVID-19. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. You should not place undue reliance on these statements. In particular, our expectations could be affected by, among other things: liquidity or cash flow disruptions affecting our ability to meet our ongoing financial obligations and to support our ongoing business activities; the impact of the COVID-19 pandemic on enrollment in, initiation and completion of our clinical trials in the future, and research and development timelines; the impact of a partial or complete failure of the return to normal global healthcare systems including prescription dynamics, particularly in ophthalmology, in the fourth quarter of 2020; global trends toward healthcare cost containment, including ongoing government, payer and general public pricing and reimbursement pressures and requirements for increased pricing transparency; uncertainties regarding potential significant breaches of data security or data privacy, or disruptions of our information technology systems; regulatory actions or delays or government regulation generally, including potential regulatory actions or delays with respect to the development of the products described in this press release; the potential that the strategic benefits, synergies or opportunities expected from the transactions described, may not be realized or may be more difficult or take longer to realize than expected; the uncertainties in the research and development of new healthcare products, including clinical trial results and additional analysis of existing clinical data; our ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on Novartis of the loss of patent protection and exclusivity on key products; safety, quality, data integrity, or manufacturing issues; uncertainties involved in the development or adoption of potentially transformational technologies and business models; uncertainties regarding actual or potential legal proceedings, investigations or disputes; our performance on environmental, social and governance measures; general political, economic and business conditions, including the effects of and efforts to mitigate pandemic diseases such as COVID-19; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

All product names appearing in italics are trademarks owned by or licensed to Novartis Group companies.

About Novartis
Novartis is reimagining medicine to improve and extend people’s lives. As a leading global medicines company, we use innovative science and digital technologies to create transformative treatments in areas of great medical need. In our quest to find new medicines, we consistently rank among the world’s top companies investing in research and development. Novartis products reach nearly 800 million people globally and we are finding innovative ways to expand access to our latest treatments. About 110,000 people of more than 140 nationalities work at Novartis around the world. Find out more at https://www.novartis.com

Novartis will conduct a conference call with investors to discuss this news release today at 14:00 Central European time and 9:00 Eastern Time. A simultaneous webcast of the call for investors and other interested parties may be accessed by visiting the Novartis website. A replay will be available after the live webcast by visiting. https://www.novartis.com/investors/event-calendar

Detailed financial results accompanying this press release are included in the condensed interim financial report at the link below. Additional information is provided on Novartis divisions and pipeline of selected compounds in late stage development and a copy of today's earnings call presentation can be found at. https://www.novartis.com/investors/event-calendar

Important dates
November 24, 2020	Meet Novartis Management, to be held virtually
January 26, 2021	Fourth quarter & Full Year 2020 results
March 2, 2021	Annual General Meeting